As filed with the Securities and Exchange Commission on October 22 , 2003
                                Registration No.
 ===============================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                    FORM SB-2

                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                              --------------------

                        Eternal Technologies Group, Inc.
                  ---------------------------------------------
                 (Name of small business issuer in its charter)

        Nevada                          0291                     62-1655508
        ------                          ----                     ----------
(State or jurisdiction of       (Primary Standard Industrial   (IRS Employer
incorporation or organization)   Classification Code Number  Identification No.)

          Suite 04-06, 28/F, Block A, Innotec Tower, 235 Nanjing Road
                      Heping District, Tianjin, PRC 300100
                               011-86-22-2750-1802
          (Address and telephone number of principal executive offices)

                              Hank Vanderkam, Esq.
                             1301 Travis, Suite 1200
                              Houston, Texas 77002
                                 (713) 547-8900
            (Name, address and telephone number of agent for service)

                                 with a copy to:

                             Hank Vanderkam, Esquire
                             Vanderkam & Associates
                             1301 Travis, Suite 1200
                              Houston, Texas 77002
                                 (713) 547-8900

         Approximate date of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

                              -------------------

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier
effective  registration statement for the same offering:  [   ] ______________


         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ] ______________

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ] ______________

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ] ______________



                         CALCULATION OF REGISTRATION FEE

====================================================================================================================
 Title of Each Class of                        Proposed Maximum         Proposed Maximum            Amount of
    Securities to be        Amount to be      Offering Price Per    Aggregate Offering Price    Registration Fee
       Registered            Registered            Share (1)                   (1)
--------------------------------------------------------------------------------------------------------------------

Common Stock, $.001 par
value                        2,798,863             $ 1.12               $ 3,134,726.56              $ 253.60
====================================================================================================================

(1) Estimated pursuant to Rule 457(c) for the purpose of calculating the registration fee. Based on the average of the bid and asked prices per share of Common Stock on October 20, 2003 as reported on the OTC Electronic Bulletin Board.


         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

The Information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


PRELIMINARY PROSPECTUS                    SUBJECT TO COMPLETION OCTOBER 22, 2003


                        ETERNAL TECHNOLOGIES GROUP, INC.
                               -------------------

                        2,798,863 Shares of Common Stock
                               -------------------

     The selling security holders, identified as "Selling Shareholders" in this Prospectus, may offer and sell, from time to time, up to 2,798,863 shares of Common Stock of Eternal Technologies Group, Inc., including 1,049,575 shares of Common Stock underlying warrants held by the Selling Shareholders. The Selling Shareholders may sell all or a portion of their shares through public or private transactions at prevailing market prices or at privately negotiated prices. We will not receive any part of the proceeds from the sale of these shares by the Selling Shareholders.

         Our Common Stock is traded on the OTC Electronic Bulletin Board under the symbol "ETLT". The last reported sale price of our Common Stock on the OTC Electronic Bulletin Board on October 17, 2003 was $1.11 per share.
                                                --------------------

     INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5 OF THIS PROSPECTUS.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                               -------------------

                             Prospectus dated , 2003

                                                  TABLE OF CONTENTS

                                                                         Page

About this Prospectus.......................................................2
Prospectus Summary..........................................................3
Risk Factors................................................................4
Caution about Forward-Looking Statements....................................13
Use of Proceeds.............................................................14
Market for Registrant's Common Equity and Related Stockholder Matters.......14
Dividend Policy.............................................................14
Management's Discussion and Analysis of Financial Condition and Results
of Operations...............................................................15
Business....................................................................21
Management..................................................................28
Certain Relationships and Related Transactions..............................31
Security Ownership of Certain Beneficial Owners and Management..............32
Selling Shareholders........................................................33
Plan of Distribution........................................................34
Description of Securities...................................................36
Legal Matters...............................................................37
Experts.....................................................................37
Where You Can Find More Information.........................................38
Index to Consolidated Financial Statements..................................39


                              ABOUT THIS PROSPECTUS

         You should only rely on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The Selling Shareholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in the prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

            We operate through various affiliates, all of which are located outside of the United States. Unless otherwise indicated or the context otherwise requires, the term Company, we or us refers collectively to Eternal Technologies Group, Inc., where appropriate, and its subsidiaries or its affiliates. All references to China or the PRC are to the Peoples' Republic of China.

            Our functional currency is Renminbi ("RMB"). For the convenience of readers, unless otherwise indicated, all financial information contained herein is presented in United States Dollars ("US$"). Translation of amounts from RMB into US$ has been made at the unified exchange rate established by the PRC government as quoted by the People's Bank of China of US$1.00 = RMB8.3. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate or at any other rate.

                               PROSPECTUS SUMMARY

         You should read the following summary together with the more detailed information regarding our company and the common stock being sold in this offering appearing elsewhere in this prospectus and in our Financial Statements and related notes and other documents incorporated herein by reference.

                                   Our Company

         Eternal Technologies Group, Inc. is an agricultural genetics and bio-pharmaceutical company operating in China and focused on the development and application of advanced animal husbandry and pharmaceutical techniques to produce improved and novel food and pharmaceutical products.

     Our agricultural genetics/animal husbandry operations are focused on the application of advanced embryonic biotechnology research to shorten growing time for animals resulting in increased output and profitability and reduced use of animal feed and animal waste. Since 2000, we have utilized our advanced breeding techniques, and have marketed genetically engineered animal embryos, to develop larger, stronger and healthier sheep. In the fourth quarter of 2003, we anticipate the production and sale of lamb meat. Also, in the fourth quarter of 2003, we began application of our advanced breeding techniques to the breeding of higher-yielding purebred Holstein dairy cattle. We expect to commence the production and sale of dairy products in the fourth quarter of 2003 or the first quarter of 2004.

     Our pharmaceutical operations are focused on the application of our gene engineering capabilities in the research, development and production of biological drugs. Our initial efforts are focused on potential drugs for the treatment of thrombosis and cancer. Research and development of our initial pharmaceutical products is ongoing. Introduction of our pharmaceutical products to the market is expected to require at least two years of additional product research and testing. Assuming our testing and research results in commercial products, we anticipate that our pharmaceutical products will be initially marketed exclusively in China.

         Our principal executive offices are located at Suite 04-06, 28/F, Block A, Innotec Tower, 235 Nanjing Road Heping District, Tianjin, PRC 300100 and our telephone number is 011-86-22-2750-1802.

                                  The Offering

Common stock offered by the
 selling shareholders           2,798,863, including 1,049,575 shares
                                underlying warrants

Common stock to be outstanding
 after this offering            29,124,471 shares (1)

Use of proceeds                 We will not receive any proceeds from the
                                sale of common stock by the selling
                                shareholders

OTCBB symbol                    ETLT

Risk Factors                    Purchase of the common stock offered hereby
                                involves substantial risk.  See "Risk Factors."
---------------
(1) The number of shares of common stock outstanding after this offering is based on shares outstanding as of October 17, 2003, adjusted to reflect the exercise of 1,049,575 warrants outstanding at that date.

                                  RISK FACTORS

         An investment in our common stock involves certain risks. Prospective investors should carefully review the following factors, together with the other information contained in this prospectus, prior to making a decision to invest in our common stock. The future trading price of shares of our common stock will be affected by the performance of our business relative to, among other things, competition, market conditions and general economic and industry conditions.

Risks Related to Our Financial Condition and Our Business

Need for additional financing

         Implementation of our business plan and growth of our business will require substantial additional funding. If we are unable to raise additional capital, our ability to implement our business plan, to grow our business and to operate profitably could be impaired. As we expand our operations into additional product lines, we will have substantial future cash capital requirements. Obtaining additional funding will be subject to a number of factors including market conditions, operational performance and investor sentiment. These factors may make the timing, amount, terms and conditions of additional funding unattractive, or unavailable, to us.

We have a limited operating history

         Our principal operating business was incorporated in July of 2000. We face all of the risks inherent in a new business and those risks specifically inherent in the business of research, development and marketing of genetically engineered agricultural products as well as the business of research, development, manufacturing, introducing and selling a new drug or new product to the market with all of the unforeseen costs, expenses, problems, and difficulties to which such ventures are subject. If our agricultural or pharmaceutical products do not provide the benefits anticipated in terms of effectiveness, cost or otherwise or do not attain significant market acceptance, we may be unable to operate profitably.

Our success depends on our management team and other key personnel, the loss of any of whom could disrupt our business operations

         Our future success will depend in substantial part on the continual service of our senior management including Mr. Jia Jun Wu, our President and Chief Executive Officer, Mr. Jian Sheng Wei, our Chief Operations Officer, Dr. Wenli Yu, Chief Technology Officer, Ms. Shumei Pang, our Chief Veterinarian and Mr. Rutian Xhang, our Chief Market Inspector. The loss of the services of one or more of our key personnel could impede implementation of our business plan and result in reduced profitability. We do not carry key person life insurance on any of our officers or employees. Our future success will also depend on the continued ability to attract, retain and motivate highly qualified technical sales and marketing customer support, financial, accounting and managerial personnel. Competition for personnel is intense. We cannot assure you that we will be able to retain our key personnel or that we will be able to attract, assimilate or retain qualified personnel in the future.

Our management owns a significant amount of our common stock, giving them influence or control in corporate transactions and other matters, and their interests could differ from those of other shareholders

         Our principal executive officers along with our founding shareholder own approximately 55.8 percent of our outstanding common stock. As a result, they are in a position to significantly influence or control the outcome of matters requiring a shareholder vote, including the election of directors, the adoption of any amendment to our certificate of incorporation or bylaws, and the approval of mergers and other significant corporate transactions. Their control may delay or prevent a change of control on terms favorable to our other shareholders and may adversely affect the voting and other rights of our other shareholders.

Our Products are in Various Stages of Development and May Not Satisfy Regulatory Requirements or Become Commercially Viable.

         Our genetically engineered sheep embryo, and sheep meat from those embryo, have only been marketed for a short time, and we only recently began development and marketing of genetically engineered dairy cattle embryo and we have not, as yet, completed development of our pharmaceutical products. In particular, our pharmaceutical products will require extensive additional development, testing, and investment in order to establish the safety and efficacy of those products as well as to satisfy regulatory requirements for introduction of the products in China. We cannot be sure that our product research and development efforts will be successful, that candidates will enter pre-clinical or clinical studies as anticipated, that we will satisfy regulatory requirements for introduction of our products or that any products, if introduced, will be commercially successful. We have conducted anecdotal and pre-clinical trials only, and have not applied for nor received any Chinese FDA drug approvals to date. The results of these pre-clinical and anecdotal trials on products under development are not necessarily predictive of results that will be obtained from large scale clinical testing. We cannot be sure that clinical trials of the products under development will demonstrate the safety and efficacy of such products or will result in a marketable product. In addition, the administration alone or in combination with drugs of any product developed by us may produce undesirable side effects in humans. The failure to demonstrate adequately the safety and efficacy of pharmaceutical products under development could delay or prevent regulatory approval, where required, and delay or prevent commercial sale of the product, any of which could have a material adverse effect on our operations and profitability. Commercial formulation and manufacturing processes have yet to be developed for our pharmaceutical products. We may encounter difficulties in manufacturing process development and formulation activities that could result in delays in clinical trials, regulatory submissions, regulatory approvals, and commercialization of its product, or cause negative financial and competitive consequences.

The Validity of Patents Covering Biotechnological Inventions and the Scope of Claims Made Under Such Patents is Uncertain; Failure to Secure Necessary Patents Could Impair Our Ability to Produce and Market Our Products.

         Patent and other intellectual property protections in China are in their early stages and, historically, have been of suspect value. Accordingly, the scope of protection provided by Chinese patents is uncertain. In addition, patents may have been granted, or may be granted, to others covering products or processes we need for developing our product. If our products or processes infringe upon the patents, or otherwise impermissibly utilize the intellectual property of others, we might be unable to develop, manufacture, or sell our products. In such event, we may be required to obtain licenses from third parties. We cannot be sure that it will be able to obtain such licenses on acceptable terms, or at all.

We Have Limited Experience in Sales and Marketing; Failure to Assemble or Contract with an Adequate Sales Organization Could Result in a Lack of Future Revenues.

         We have limited experience in marketing our genetically engineered agricultural products and no experience in pharmaceutical marketing, or distribution. Our senior management presently carries on substantially all of our sales and marketing activities. We may have to develop a substantial marketing and sales force to support future sales. Alternatively, we may, for certain products, attempt to obtain the assistance of companies with established distributions systems and direct sales forces. We do not know if we will be able to establish sales and distribution capabilities or if we will be able to enter into licensing or other agreements with established companies to sell our products.

We Own No Pharmaceutical Manufacturing Facilities, May Need to Expand or Acquire Manufacturing Facilities and May Be Dependent on Third Parties to Make Some of Our Products.

         We own certain agricultural facilities but do not presently own pharmaceutical manufacturing facilities or equipment. In order to support potential growth in our agricultural products manufacturing we may be required to expand our existing facilities, acquire additional manufacturing facilities or contract with third parties to provide manufacturing capabilities. In order to commence manufacturing of pharmaceutical products, we will be required to either acquire facilities or contract with third parties to manufacture our products. We may not be able to finance, or otherwise carry out, the acquisition or expansion of manufacturing facilities to support manufacturing of our products, or to obtain contract-manufacturing services on reasonable terms or at all. If we are not able to make suitable manufacturing arrangements, we may not be able to make some of our products.

We Have Not Established the Safety or Efficacy of Our Initial Pharmaceutical Products and We May Not Obtain Regulatory Approval for Our Products on a Timely Basis, or at All.

     Our  pharmaceutical  development,  and  future  marketing,  activities  are subject to extensive regulation by the Chinese State Food and Drug Administration "CSFDA" and health authorities in other countries where we may attempt to market our products. The CSFDA has been recently formed to restructure the drug approval and regulation process in a manner similar to the regulatory structure employed by the U.S. FDA. While the regulatory scheme in China is not yet well defined, it is expected that the adoption of a regulatory structure similar to that employed in the U.S. will result in a time consuming and costly process to obtain CSFDA approval of drugs as a prerequisite of introduction into the Chinese market. That regulatory structure will likely require extensive clinical trials designed to provide evidence of the safety and efficacy of products. We have not, as yet, completed clinical trials designed to satisfy CSFDA requirements for establishing safety and efficacy. Establishing product safety and efficacy and obtaining regulatory authorization involves, among other things, lengthy and detailed laboratory and clinical testing, manufacturing validation, and other complex procedures. The approval process is costly, time-consuming, and subject to unexpected delays. We cannot assure that we will establish the safety and efficacy of our products or that we will ultimately obtain drug regulatory approval. Any failure to obtain, or any material delay in obtaining, approval from the CSFDA would materially and adversely affect our ability to generate product sales. Even if we obtain regulatory approval, we may not have enough statistically significant data to come to market. Also, a marketed product is subject to continuing regulatory review and later discovery of previously unknown problems with a product or manufacturers, or failure to comply with manufacturing or labeling requirements, may result in restrictions on such product or enforcement action against the manufacturer, including withdrawal of the product from the market.

Potential Failure of Planned Clinical Trials to Produce Statistically Significant Data Could Impair the Ability to Successfully Market Our Products.

         Even if we are successful in securing required regulatory approval for marketing our pharmaceutical products, there still is substantial risk that the extensive clinical trials that we are planning will not yield sufficient statistically significant data to make strong marketing claims. This could adversely affect marketing efforts to the medical community, which is traditionally resistant to new treatments even if approved by regulatory agencies unless also supported by statistically significant data before recommending it to patients. This could severely limit our ability to successfully market our products.

Potential Side Effects of Our Products Could Impair the Ability to Market the Products.

         Although no side effects of our products have been reported, it is possible that any time during use of our agricultural products or during clinical trials or patient usage of our pharmaceutical products, side effects may be encountered. If they are common enough or significant enough this could result in our products being withdrawn from the market.

Our Products May Not Be Accepted By End Users, Physicians, Insurers, or Patients

         In order for our products to be successful, they must be determined to be useful and cost-effective by end-users. End-users of our agricultural products will include agricultural purchasers of embryos and buyers of meat products, among others. End-users of our pharmaceutical products are patients, and their doctors and insurers. Market acceptance will require substantial education about the benefits of our products. We cannot assure that end-users will accept our products, even if approved for marketing, on a timely basis. If end-users do not accept our products or acceptance takes longer than anticipated profits would be reduced.

We May Lose Any Technological Advantage Because Biotechnology Changes Rapidly.

         The biotechnology field, including both agricultural and pharmaceutical products, is characterized by rapid technological progress and intense competition. As a result, we may not realize the expected benefits of our strategy. Businesses, academic institutions, governmental agencies, and other public and private research organizations are conducting research to develop technologies that may compete with our existing agricultural products and our proposed pharmaceutical products. It is possible that competitors could acquire or develop technologies that would render our technologies obsolete or noncompetitive. We cannot be certain that we will be able to access the same technologies at an acceptable price, or at all.

There May be Product Liability Losses and Adverse Product Publicity.

         We, like any other wholesaler, retailer or distributor of products that are designed for ultimate consumption as a food product or ingestion as a pharmaceutical, face an inherent risk of exposure to product liability claims and negative publicity in the event that the use of our product results in injury or harm to users. We face the risk that materials used in the manufacture of our pharmaceutical products may be contaminated with substances that may cause sickness or injury to persons who have used the products, or that sickness or injury to persons may occur if the products we distribute are ingested in dosages which exceed the dosage recommended on the product label. In the event that insurance coverage or contractual indemnification is not adequate, product liability claims could have a material adverse effect on our business. To date, we have not obtained any insurance coverage. The successful assertion or settlement of any uninsured claim, a significant number of insured claims, or a claim exceeding any future insurance coverage, could have a material adverse effect on our business and financial condition. Additionally, we are highly dependent upon consumers' perception of the safety and quality of our products as well as similar products distributed by other companies. Thus, the mere publication of reports and negative publicity asserting that such products may be harmful could have a material adverse effect on our business, regardless of whether such reports are scientifically supported, regardless of whether the harmful effects would be present at the dosages recommended for such products, and regardless if such adverse effects resulted from failure to consume the product as directed.

Intense Competition May Result in an Inability to Generate Sufficient Revenues to Operate Profitably.

         The agricultural genetics and pharmaceutical industries are highly competitive. Numerous companies, many of which are significantly larger than us, which have greater financial, personnel, distribution and other resources and may be better able to withstand volatile market conditions, compete with us in the development, manufacture and marketing of genetically engineered agricultural products and pharmaceuticals. Our principal competition in the agricultural genetics field comes from domestic and foreign wholesale and retail food distribution companies. In the pharmaceutical field, our principal competition comes from domestic and foreign pharmaceutical and biotechnology companies. There can be no assurance that additional national or international companies will not seek to enter, or increase their presence in our industries, or seek to expand their existing markets into China. Increased competition could have a material adverse effect on our business, as our competitors may have far greater financial and other resources available to them and possess extensive manufacturing, distribution and marketing capabilities far greater than ours.

Uncertainty Regarding Our Ability to Make Certain Acquisitions and Integrate Acquired Businesses

     We have entered into discussions with respect to the potential acquisition of an existing business in order to accelerate our penetration in the genetically engineered agricultural products market. We may evaluate additional acquisitions in the future to accelerate our market penetration, enter new markets or expand capabilities. There is no assurance that we will be successful in consummating our currently pending acquisition or any future acquisition that we may pursue. In the event that we do consummate our pending acquisition or future acquisitions, there is no assurance that we will be able to successfully integrate the acquired businesses with our existing operations. Any efforts undertaken to make acquisitions, and any failure in the integration of such acquisitions, could result in the incurrence of substantial costs on our part and distraction of our management from our core operations.

We are Dependent on New Products and Continued Innovation.

         The agricultural genetics and pharmaceutical industries, in general, are characterized by rapid innovation and advances. These advances result in frequent product introductions and short product life cycles, requiring a high level of expenditures for research and development and the timely introduction of new products. We believe our ability to grow and succeed is partially dependent upon our ability to introduce new and innovative products into such markets. We are evaluating, and expect to continue to evaluate, the development and introduction of additional products in our existing markets and related markets. However, there can be no assurance that we will be successful in our plans to introduce additional products to the market.

Intellectual Property Rights May Not Protect Our Business.

         Our policy is to aggressively pursue patent protection on current and future products. We use a combination of patents, trademarks and trade secrets to protect our proprietary positions. As of October 17, 2003, we had filed three Chinese patent applications. We expect to file additional patent applications in the future and may file patent applications outside of China, as appropriate, to protect our proprietary technologies.

         There can be no assurance that our pending or future applications will result in issued patents and trademarks, or that, if issued, our applications will be upheld if challenged. Further, even if granted, there can be no assurance that these patents and trademarks will provide us with any protection from competitors, or, that if they do provide any meaningful level of protection, that we will have the financial resources necessary to enforce our patent and trademark rights. In addition, there can be no assurance that others will not independently develop technologies similar to our pending patents and trademarks, or design around the pending patents. If others are able to design around the patents, our results of operations could be materially adversely affected. Further, we will have very limited, if any, protection of our proprietary rights in those jurisdictions where we have not affected any filings or where we fail to obtain protection through our filings.

         There can be no assurance that third parties will not assert intellectual property infringement claims against us in the future with respect to current or future products. We are responsible for defending against charges of infringement of third party intellectual property rights by our actions and products and such assertion may require us to refrain from the sale of our products, enter into royalty arrangements or undertake costly litigation. Further, challenges may be instituted by third parties as to the validity, enforceability and infringement of our patents.

Risks Related to Operations in China

         Substantially all of our assets are located in China and substantially all of our revenue is derived from our operations in China. Accordingly, our results of operations and prospects are subject, to a significant extent, to the economic, political and legal developments in China.

China's Economic, Political and Social Conditions, as Well as Government Policies, could Affect our Business.

         Substantially all of our business, assets and operations are located in China. The economy of China differs from the economies of most developed countries in many respects, including:

     o   government involvement;

     o   level of development;

     o   growth rate;

     o   control of foreign exchange; and

     o   allocation of resources.

         While China's economy has experienced significant growth in the past twenty years, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall economy of China, but may also have a negative effect on us. For example, our operating results and financial condition may be adversely affected by government control over capital investments or changes in tax regulations applicable to us.

         The economy of China has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. It also exercises significant control over China's economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

Government Control of Currency Conversion may Adversely Affect our Operations and Financial Results.

         We receive substantially all of our revenues in Renminbi, which currently is not a freely convertible currency. A portion of these revenues must be converted into other currencies to meet our foreign currency obligations. These foreign currency-denominated obligations include:

     o   payment of interest and principal on foreign currency-denominated debt;

     o   payment for equipment and materials purchased offshore; and

     o   payment of dividends declared, if any.

         Under China's existing foreign exchange regulations, we will be able to pay dividends in foreign currencies without prior approval from the State Administration of Foreign Exchange by complying with certain procedural requirements. However, the Chinese government may take measures at its discretion in the future to restrict access to foreign currencies for both current account transactions and capital account transactions if foreign currencies become scarce in China. We may not be able to pay dividends in foreign currencies to our shareholders if the Chinese government restricts access to foreign currencies for current account transactions.

         Foreign exchange transactions under our capital account, including foreign currency-denominated borrowings from Chinese or foreign banks and principal payments in respect of foreign currency-denominated obligations, continue to be subject to significant foreign exchange controls and require the approval of the State Administration of Foreign Exchange. These limitations could affect our ability to obtain foreign exchange through debt or equity financing, or to obtain foreign exchange for capital expenditures.

Fluctuation of the Renminbi Could Materially Affect our Financial Condition and Results of Operations.

         The value of the Renminbi fluctuates and is subject to changes in China's political and economic conditions. Since 1994, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, has been based on rates set by the People's Bank of China, which are set daily based on the previous day's interbank foreign exchange market rates and current exchange rates on the world financial markets. Since 1994, the official exchange rate for the conversion of Renminbi to U.S. dollars has generally been stable. Any devaluation of the Renminbi, however, may adversely affect the value of, and dividends, if any, payable on, our shares in foreign currency terms, since we will receive substantially all of our revenues, and express our profits, in Renminbi. Our financial condition and results of operations may also be affected by changes in the value of certain currencies other than the Renminbi, in which our obligations are denominated. In particular, a devaluation of the Renminbi is likely to increase the portion of our cash flow required to satisfy our foreign currency-denominated obligations.

The PRC Legal System has Inherent Uncertainties that Could Limit the Legal Protections Available to You.

         Substantially all of our assets and operations are in China and our principal operating subsidiaries are organized under the laws of China. The Chinese legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, the Chinese government has promulgated laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new, and because of the limited volume of published cases and their non-binding nature, interpretation and enforcement of these laws and regulations involve uncertainties.

         The direct enforcement by our shareholders of any rights of shareholders in respect of violations of corporate governance procedures may be limited. Unlike in the United States, under applicable laws of China, shareholders do not have the right to sue the directors, supervisors, officers or other shareholders on behalf of the corporation to enforce a claim against such party or parties that the corporation has failed to enforce itself. Our shareholders may have to rely on other means to enforce directly their rights, such as through administrative proceedings. Chinese laws and regulations do not distinguish among minority, affiliated and unaffiliated shareholders in terms of their rights and protections. In addition, our minority shareholders may not have the same protections afforded to them by companies incorporated under the laws of the United States.

Uncertainty Relating to Chinese Regulation of Pharmaceuticals Could Impair Introduction of Products in China.

     In 2003, the Chinese government created a new Food and Drug Administration, modeled after the U.S. government body, in an attempt to streamline unnecessary bureaucratic functions and restructure and position the Chinese pharmaceutical industry for entry into the World Trade Organization ("WTO"), growth and increased competitiveness. The implementation of the new regulatory scheme is expected to impose substantial new regulation on the approval and manufacture of pharmaceuticals for sale in China. Because of the newness of the pharmaceutical regulatory scheme, there is uncertainty as to the manner in which regulations will be implemented and interpreted. Such uncertainty may result in delays in obtaining regulatory clearance of products and introduction of products to the Chinese market as well as potentially liability and costs associated with compliance, or lack of compliance, with regulations.

The admission of China into the World Trade Organization could lead to increased foreign competition.

     As a result of China becoming a member of the WTO, import restrictions on both agricultural products and pharmaceuticals are expected to be gradually reduced. The WTO also requires China to lower its import tariffs as a condition for membership. Reduced import restrictions and/or lower tariffs may lead to increased imports of foreign products and therefore lead to increased competition in the domestic agricultural products and pharmaceuticals markets.

Risks Related to this Offering

Our stock price has been, and is likely to continue to be, highly volatile and could drop unexpectedly.

         The trading price of our common stock has been highly volatile and may continue to be volatile in response to the following factors:

         -     quarterly variations in our operating results;
         -     limited trading volume;
         - announcements of results of product development efforts, acquisitions and disposals of properties;
         - investor perception of us, the agricultural genetics industry, the pharmaceutical industry or operations in China in general;
         -     changes in financial estimates by securities analysts; and
         -     general economic and market conditions.

         Declines in the market price of our common stock could also materially adversely affect employee morale and retention, our access to capital and other aspects of our business.

Shares of our common stock may be "penny stocks"

         If the market price per share of our common stock is less than $5.00, the shares of our common stock will be "penny stocks" as defined in the Exchange Act. As a result, an investor may find it more difficult to dispose of or obtain accurate quotations as to the price of the shares of our common stock being registered under this prospectus. In addition, the "penny stock" rules adopted by the SEC under the Exchange Act subject the sale of shares of our common stock to regulations which impose sales practice requirements on broker-dealers. For example, broker-dealers selling penny stocks must, prior to effecting the transaction, provide their customers with a document that discloses the risks of investing in penny stocks.

         Furthermore, if the person purchasing the securities is someone other than an accredited investor or an established customer of the broker-dealer, the broker-dealer must also approve the potential customer's account by obtaining information concerning the customer's financial situation, investment experience and investment objectives. The broker-dealer must also make a determination whether the transaction is suitable for the customer and whether the customer has sufficient knowledge and experience in financial matters to be reasonably expected to be capable of evaluating the risk of transactions in penny stocks. Accordingly, the SEC's rules may limit the number of potential purchasers of shares of our common stock. Moreover, various state securities laws impose restrictions on transferring "penny stocks," and, as a result, investors in our common stock may have their ability to sell their shares impaired.

If our stock price remains volatile, we may become subject to securities litigation, which is expensive and could divert our resources.

         In the past, following periods of market volatility in the price of a company's securities, security holders have instituted class action litigation. Many technology-based companies have been subject to this type of litigation. If the market value of our stock experiences adverse fluctuations, and we become involved in this type of litigation, regardless of the outcome, we could incur substantial legal costs and our management's attention could be diverted, causing our business to suffer.

The sale of a substantial number of shares of our common stock after this offering may affect our stock price.

         The market price of our common stock could decline as a result of sales of substantial amounts of common stock in the public market after the closing of this offering or the perception that substantial sales could occur. These sales also might make it difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Our certificate of incorporation and bylaws and the Nevada corporation law contain provisions that could discourage an acquisition or change of control of Eternal Technologies

         Our certificate of incorporation authorizes our board of directors to issue preferred stock and common stock without shareholder approval. If our board of directors elects to issue preferred stock, it could be more difficult for a third party to acquire control of us. In addition, provisions of our certificate of incorporation and bylaws could also make it more difficult for a third party to acquire control of us. These provisions include a denial of cumulative voting rights, limitations on shareholder proposals at meetings of shareholders, and restrictions on the ability of our shareholders to call special meetings. In addition, the Nevada Revised Statutes imposes restrictions on certain mergers and other business combinations.

         These provisions of Nevada law and our certificate of incorporation and bylaws may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in his best interest, including attempts that might result in a premium over the market price for the common stock.

                    CAUTION ABOUT FORWARD-LOOKING STATEMENTS

         Some of the statements under the captions "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Business" and elsewhere in this prospectus are "forward-looking statements." These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions and other statements contained in this prospectus that are not historical facts. When used in this prospectus, the words "anticipates," "believes," "continue," "could," "estimates," "expects," "intends," "may," "plans," "seeks," "should" or "will" or the negative of these terms or similar expressions are generally intended to identify forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including our plans, objectives, expectations and intentions and other factors discussed under "Risk Factors."

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sales, if any, of the shares being offered by the selling shareholders. The purpose of this offering is to register our common stock for resale by the selling shareholders.

                      MARKET FOR REGISTRANT'S COMMON EQUITY
                         AND RELATED STOCKHOLDER MATTERS

         Since the acquisition of Eternal Technologies Group Ltd. and Subsidiaries and adoption of our current business plan in December 2002, our Common Stock has been listed on the over-the-counter electronic bulletin board ("OTCBB") under the symbol "ETLT". Previously, our Common Stock was listed on the OTCBB under the symbol "WTFD". The following table sets forth the range of high and low bid prices for each quarter during the past two fiscal years.

                                                 High              Low

Calendar Year 2003

         Third Quarter..................        $1.85             $0.91
         Second Quarter.................         1.25              0.90
         First Quarter..................         1.17              0.75

Calendar Year 2002

         Fourth Quarter.................        $ 1.40            $ 0.08
         Third Quarter..................          0.20              0.07
         Second Quarter.................          0.35              0.08
         First Quarter..................          0.12              0.09

         The quotations reflect inter-dealer prices without retail mark-up, mark-down or commission and may not represent actual transactions. The quotations give effect to a one-for-six reverse stock split effective December 12, 2002.

         At October 17, 2003, the closing bid price of the Common Stock was $1.11.

         As of October 17, 2003, we estimate that there were approximately 1,950 beneficial holders of our Common Stock.

                                 DIVIDEND POLICY

         We have not paid dividends in the past and we intend to retain earnings, if any, and will not pay cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of the board of directors and will be dependent upon our financial condition, results of operations, capital requirements, general business conditions and such other factors as the board of directors may deem relevant.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

History and Development of the Company

         Our current operations are conducted through our wholly-owned subsidiary, Eternal Technologies Group Ltd. ("Eternal Technologies - BVI"), a British Virgin Islands company, and its subsidiaries.

         We acquired Eternal Technologies - BVI in December 2002 (the "Reorganization") pursuant to the terms of an Exchange Agreement. Under the terms of the Exchange Agreement, we issued 22,050,000 shares of our common stock to the shareholders of Eternal Technologies - BVI in exchange for all of the issued and outstanding shares of Eternal Technologies - BVI. In conjunction with the Reorganization, we carried out a 1-for-6 reverse split of our common stock, changed our name from Waterford Sterling Corporation to Eternal Technologies Group, Inc., ceased our prior operations and caused to officers and directors of Eternal Technologies - BVI to be appointed as officers and directors in place of the pre-Reorganization officers and directors. As a result of the Reorganization, we adopted as our primary business operations the operations of Eternal Technologies - BVI and the shareholders of Eternal Technologies - BVI acquired approximately 85% of our post-Reorganization outstanding shares.

         Prior to the Reorganization, we pursued a number of acquisitions of operating businesses, each of which proved unsuccessful. We operated under the name Waterford Sterling Corporation, from January 2001 to December 2002. During that time, our operations were principally focused on the sourcing and marketing of furniture and accessories to the hospitality and fine store markets. From March 1999 to January 2001, we operated under the name Skreem.com Corporation developing and marketing computer and internet related software. We were originally incorporated in the State of Delaware under the name Commerce Centers Corporation. In 2000, we reincorporated in the State of Nevada.

         Eternal Technologies - BVI was incorporated in the British Virgin Islands in March 2000. In May 2000, Eternal Technologies - BVI acquired 100% of Willsley Company Limited. Willsley is a holding company that owns 100% of Inner Mongolia Aershan Agriculture & Husbandry Technology Co., Ltd. ("Aershan Agriculture"). Aershan Agriculture operates a farm and breeding center focused on the propagation of superior breeds of sheep and livestock in the Inner Mongolia region of China.

     In January, 2003, we supplemented our research and development embryo transfer capabilities by establishing a relationship with Beijing AnBo Embryo Biotech Center ("AnBo Biotech Center"), a biotech research and development and embryo transfer center located in Beijing.

Operations of the Company

         Our operations are focused on developing superior livestock breeds in order to improve the quality and yield of livestock in China and the profitability of livestock operations. We initially imported embryos from Australia and the United States. We are utilizing our facilities and expertise to develop a herd of "carrier animals" in order to produce a domestic supply of embryos, eliminating our dependence on third party foreign embryo suppliers and reducing our cost of embryos. Under that program, we (1) breed, own and manage a herd of sheep on our farm and (2) purchase dairy cattle, inject our bio-engineered embryo into the "host animals", and, after birth, retain the offspring to serve as breeder stock and sell the "host animal" back to the original owner.

         We utilize our genetically engineered livestock embryos and our breeding and biotech expertise to offer a range of livestock breeding services and products, including sale of embryos, artificial insemination and embryo transplant services, both at our facilities and on-site, and related products and services designed to improve production, quality and profitability of Chinese livestock operators.

         Our initial operations focused on the production and sale of bio-engineered embryo and services targeted to sheep growers. In 2003, we expanded our operations to include the dairy cattle market.

         In late 2003, we began implementation of a mutton production and sale program focused on the processing and sale of mutton from our higher yielding, higher quality genetically-engineered stock. In implementing our mutton production and sales strategy, we utilize our farm in Inner Mongolia to raise a heard of sheep for ultimate processing and sale. Because of changes in government policy relating to plowing in Inner Mongolia, we have determined that we may have impediments to the ongoing economic use of our farm for grazing. Pending a final determination with respect to the economic viability of using our farm for grazing, we continue to carry out our mutton production and sale strategy supplemented through purchases from our clients of sheep raised from our genetically-engineered embryo, with meat processing contracted to slaughter houses and sale of processed meat to wholesale purchasers in and around Beijing. Depending on the outcome of our evaluation of the economic viability of our farm, we may attempt to sell the farm and rely on purchases of sheep from clients to support mutton production or evaluate other best-economic uses of the farm.

         Historically, our business has been highly seasonal with nearly all of our revenues being generated in the fourth quarter. While our business will remain seasonal because embryo sales occur during the fourth quarter, other periods should benefit in the future from the sale of milk and lamb meat, thereby making our overall business less seasonal.

Critical Accounting Policies

         The process of preparing financial statements requires the use of estimates on the part of management. The estimates used by management are based on the company's historical experiences combined with management's understanding of current facts and circumstances. Certain of the company's accounting policies are considered critical as they are both important to the portrayal of the company's financial condition and results and require significant or complex judgment on the part of management.

         Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and potentially result in materially different results under different assumptions and conditions. We believe the following criteria accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

         Allowance for Doubtful Accounts - Our financial statements reflect no allowance for doubtful accounts. Allowance for doubtful accounts reflects reserves for customer receivables to reduce receivables to amounts expected to be collected. Management uses significant judgment in estimating uncollectible amounts. In estimating uncollectible amounts, management considers factors such as current overall economic conditions, industry-specific economic conditions, historical customer performance, and anticipated customer performance. While management believes the company's processes effectively address its exposure for doubtful accounts, changes in the economy, industry, or specific customer conditions may require adjustment to the allowance for doubtful accounts recorded by the company.

         Inventory Valuation - Management reviews our inventory balances to determine if inventories can be sold at amounts equal to or greater than their carrying amounts. The review includes identification of slow moving inventories, obsolete inventories, and discontinued products or lines of products. The identification process includes historical performance of the inventory, current operational plans for the inventory, as well as industry and customer specific trends. If our actual results differ from management expectations with respect to the selling of our inventories at amounts equal to or greater than their carrying amounts, we would be required to adjust our inventory balances accordingly.

         Impairment of Long-Lived Assets (including property, plant and equipment), Goodwill and Identifiable Intangible Assets - In accordance with applicable accounting literature, we reduce the carrying amounts of long-lived assets, goodwill and identifiable intangible assets to their fair values when the fair value of such assets is determined to be less than their carrying amounts (i.e., assets are deemed to be impaired). Fair value is typically estimated using a discounted cash flow analysis, which requires us to estimate the future cash flows anticipated to be generated by the particular asset(s) being tested for impairment as well as select a discount rate to measure the present value of the anticipated cash flows. When determining future cash flow estimates, we consider historical results adjusted to reflect current and anticipated operating conditions. Estimating future cash flows requires significant judgment by us in such areas as future economic conditions, industry-specific conditions, product pricing and necessary capital expenditures. The use of different assumptions or estimates for future cash flows could produce different impairment amounts (or none at all) for long-lived assets, goodwill and identifiable intangible assets.

         Among our long-lived assets subject to review for impairment are our land lease rights in Mainland China that are stated at cost less accumulated amortization. Amortization of land lease rights was calculated on the straight-line basis over the lesser of its estimated useful life or the lease term. The principal annual rate used for amortization is 2%.

Results of Operations

Six Months Ended June 30, 2003 Compared to Six Months Ended June 30, 2002

         For the six months ended June 30, 2003, we reported a net loss of $602,635 compared to a net loss of $1,458,674 for the six months ended June 30, 2002.

Revenues.

         Our recurring revenues are generated principally from sales of genetically-engineered embryo's and related breeding services. Additionally, we have received revenues from the sales of forage grasses. Revenue decreased by $723,913, or 86%, to $119,460 for the six months ended June 30, 2003 from $843,373 for the six months ended June 30, 2002. This decrease was due to a one-time sale of forage grass made in 2001 but delivery of which did not occur until 2002. This sale accounted for approximately $725,000 of the Company's revenues during the six months ended June 30, 2002. Without this delayed shipment, revenues for the six months ended June 30, 2003 would have been slightly higher than those for the six months ended June 30, 2002. Our embryo transfer and related services continued in the early stage of development during the 2003, producing minimal revenues, while we build our inventory of embryos.

Cost of Sales.

         Cost of goods sold represents the costs of planting and harvesting forage grasses, the purchase of embryo's and the direct costs of embryo transplants and related services. For the six months ended June 30, 2003, there were no costs of goods sold as the costs on the nominal amounts of grass sold had been previously expensed. Cost of goods sold for the six months ended June 30, 2002 was attributable to costs associated with the forage grasses, principally the sale that was made in 2001, but delivery of which did not occur until 2002.

Depreciation and Amortization Expense.

         Depreciation expense is recorded with respect to capital assets such as buildings, fencing and equipment. Amortization is charged on land use rights granted by the Chinese government, ratably over the life of the lease of 50 years. Depreciation and amortization totaled $426,938 for the six months ended June 30, 2003, a decrease of $9,669, or 2%, from the $436,607 for the six months ended June 30, 2002. The decrease is attributable to a decrease in depreciation on a slightly lower capital asset base.

Research and Development Costs.

         We had no research and development expenditures during the six months ended June 30, 2003. This compares with research and development expenditures of $1,000,000 for the six months ended June 30, 2002. The research is ongoing and it is anticipated that we will have research and development expenditures during the second half of 2003. We do not conduct research, but contract with two outside parties who perform research on our behalf. The first contract is with Towering International Trade Corp., an entity controlled by JiaJi Shang, one of our principal shareholders, and the second contract is with the Chinese Science Bureau Shen-Yang Ecology Research Center. The research is being conducted in genetic cloning and recombinant protein production of thrombin like enzyme from snake venom and targeting anti-turnover drug and other gene engineering medicine. During 2002, $400,000 was paid to Towering International for their research, and $600,000 was paid to the Chinese Science Bureau. The contracts with each of these parties are for twenty-four months.

Selling and Administrative Expense.

         Selling and administrative expenses are the costs we incur in marketing products and services and administering our normal day-to-day functions. Selling and administrative expenses totaled $295,157 for the six months ended June 30, 2003, a decrease of $133,816, or 31%, from $428,973 for the six months ended June 30, 2002. This decrease resulted from reduced professional fees and lower public relations expenditures.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

         We reported net income of $6,812,484 for the year ended December 31, 2002 compared to net income of $5,810,288 for the year ended December 31, 2001.

Revenues.

         Revenues increased by $1,194,603, or 10.4%, from $11,446,361 for the year ended December 31, 2001 to $12,640,964 for the year ended December 31, 2002. The increase in revenues is attributable to a $3,538,555 increase in the sale of embryos that was partially offset by a $1,855,422 decline in the sale of forage grasses. The decline in the sale of forage grasses resulted from a poor crop that was caused by drought conditions in Inner Mongolia.

Cost of Sales.

         Cost of sales decreased by $1,099,575, or 28.5%, to $2,752,811 for the year ended December 31, 2002 from $3,852,386 for the year ended December 31, 2001. Gross profit as a percent of sales increased to 78.2% for the year ended December 31, 2002 from 66.3% for the year ended December 31, 2001. The decrease in the cost of sales and the increase in the gross profit margins are attributable to an increased percentage of embryo sales that have a higher profit margin and a decrease in the sale of forage grasses that have a lower profit margin.

Depreciation and Amortization.

         Depreciation and amortization expense increased by $16,336, or 1.9%, from $845,716 for the year ended December 31, 2001 to $862,052 for the year ended December 31, 2002. This increase resulted from the depreciation of additional assets that were placed in service during 2002 as part of a general improvement of the farm.

Selling and Administrative Expenses.

         Selling and administrative expenses increased by $275,646, or 29.4%, from $937,971 for the year ended December 31, 2001 to $1,213,617 for the year ended December 31, 2002. The increase in selling and administrative expenses resulted from an increase in consulting fees, legal and accounting expenses, office expenditures, rent, public relations and expenses that were partially offset by reduced travel expenses. For the year ended December 31, 2002 approximately $304,000 was expended on financial advisors and $209,000 on public relations.

Research and Development Costs.

         For the year ended December 31, 2002, we incurred $1,000,000 of costs in our research and development program. This compares with $0 for the year ended December 31, 2001. We do not conduct research, but contract with two outside parties who perform research on our behalf. During 2002, $400,000 was paid to Towering International for research, and $600,000 was paid to the Chinese Science Bureau.

Liquidity and Capital Resources

         Since inception, we have funded operations and met our capital requirements through the sale of shares and loans from both related and third parties. At June 30, 2003, we had working capital of $9,238,325 and a cash balance of $11,727,651. This compares to working capital of $9,266,786 and a cash balance of $7,135,559 at December 31, 2002.

         Cash provided by operating activities totaled $4,404,856 for the six months ended June 30, 2003 compared to $3,263,726 of cash used in operating activities during the six months ended June 30, 2002. Cash provided by operating activities totaled $1,275,472 for the year ended December 31, 2002 compared to $8,956,212 for the year ended December 31, 2001. Despite our reported operating loss for the six months ended June 30, 2003, operating cash flows during that period were favorably impacted by collections of accounts receivable relating to sales during the fourth quarter of 2002. Cash flows used in operations during the six months ended June 30, 2002 were adversely impacted by substantial payments with respect to construction expenses and reductions in related party payables. Although our earnings were higher for the year ended December 31, 2002 than the year ended December 31, 2001, this was more than offset by large change in the current accounts, principally in the reduction of accounts payable.

         Cash used in investing activities, totaled $0 during the six months ended June 30, 2003 compared to $1,545,175 during the six months ended June 30, 2002 and $1,893,365 for the year ended December 31, 2001 compared to $1,330,659 used in investing activities for the year ended December 31, 2001. The use of cash in each period was for the purchase of fixed assets and expenditure for construction in process on our farm and our breeding center.

         During the six months ended June 30, 2003, financing activities provided $187,236 from the sale of 645,730 shares of common stock. There were no financing activities during either the year ended December 31, 2002 or 2001.

         At June 30, 2003, we had commitments relating to ongoing construction projects payable over the following twelve months of approximately $1 million.

         Subsequent to June 30, 2003, through October 15, 2003, we received $1,452,565 of net proceeds from the sale of 2,083,063 shares of our common stock. 1,049,575 five year warrants to purchase shares of our common stock at $1.34 per share were issued in connection with placement of our common stock. Proceeds from the sale of shares during 2003 are being used to fund our entry into mutton processing as well as support of our ongoing operations.

         To fully implement our business plan, including supporting our ongoing pharmaceutical research and development efforts, we estimate that we will require approximately $2,000,000 over the period from October 1, 2003 to October 1, 2004. Accordingly, unless we are able to generate sufficient funds from operations to supplement our current cash balances, we will be required to seek additional financing, either from the sale of equity, debt or other sources in order to fully carry out our planned operations over the next twelve months.

                                    BUSINESS

General

         Eternal Technologies Group, Inc. is an agricultural genetics and bio-pharmaceutical company operating in China and focused on the development and application of advanced animal husbandry and pharmaceutical techniques to produce improved and novel food and pharmaceutical products.

         Our agricultural genetics/animal husbandry operations are focused on the application of advanced embryonic biotechnology research to shorten growing time for animals resulting in increased output and profitability and reduced use of animal feed and animal waste. Since 2000, we have utilized our advanced breeding techniques, and have marketed genetically engineered animal embryos, breeding stock and breeding services to develop larger, stronger and healthier sheep. In the fourth quarter of 2003, we began production and sale of lamb meat. Also, in the fourth quarter of 2003, we began application of our advanced breeding techniques to the breeding of higher-yielding purebred Holstein dairy cattle. We expect to commence the production and sale of dairy products in the fourth quarter of 2003 or the first quarter of 2004.

         Our pharmaceutical operations are focused on the application of our gene engineering capabilities in the research, development and production of biological drugs. Our initial efforts have produced potential drug breakthroughs for the treatment of thrombosis and cancer. Research and development of our initial pharmaceutical products is ongoing. Introduction of our pharmaceutical products to the market is expected to require at least two years of additional product research and testing. Assuming our testing and research results in commercial products, we anticipate that our pharmaceutical products will be initially marketed exclusively in China.

         Our principal executive offices are located at Suite 04-06, 28/F, Block A, Innotec Tower, 235 Nanjing Road Heping District, Tianjin, PRC 300100 and our telephone number is 011-86-22-2750-1802.

History and Development of the Company

         Our current operations are conducted through our wholly-owned subsidiary, Eternal Technologies Group Ltd. ("Eternal Technologies - BVI"), a British Virgin Islands company, and its subsidiaries.

         We acquired Eternal Technologies - BVI in December 2002 (the "Reorganization") pursuant to the terms of an Exchange Agreement. Under the terms of the Exchange Agreement, we issued 22,050,000 shares of our common stock to the shareholders of Eternal Technologies - BVI in exchange for all of the issued and outstanding shares of Eternal Technologies - BVI. In conjunction with the Reorganization, we carried out a 1-for-6 reverse split of our common stock, changed our name from Waterford Sterling Corporation to Eternal Technologies Group, Inc., ceased our prior operations and caused to officers and directors of Eternal Technologies - BVI to be appointed as officers and directors in place of the pre-Reorganization officers and directors. As a result of the Reorganization, we adopted as our primary business operations the operations of Eternal Technologies - BVI and the shareholders of Eternal Technologies - BVI acquired approximately 85% of our post-Reorganization outstanding shares.

         Prior to the Reorganization, we pursued a number of acquisitions of operating businesses, each of which proved unsuccessful. We operated under the name Waterford Sterling Corporation, from January 2001 to December 2002. During that time, our operations were principally focused on the sourcing and marketing of furniture and accessories to the hospitality and fine store markets. From March 1999 to January 2001, we operated under the name Skreem.com Corporation developing and marketing computer and internet related software. We were originally incorporated in the State of Delaware under the name Commerce Centers Corporation. In 2000, we reincorporated in the State of Nevada.

         Eternal Technologies - BVI was incorporated in the British Virgin Islands in March 2000. In May 2000, Eternal Technologies - BVI acquired 100% of Willsley Company Limited. Willsley is a holding company that owns 100% of Inner Mongolia Aershan Agriculture & Husbandry Technology Co., Ltd. ("Aershan Agriculture"). Aershan Agriculture operates a breeding center focused on the propagation of superior breeds of sheep and livestock in the Inner Mongolia region of China.

     In January, 2003, we supplemented oru research and development and embryo transfer capabilities by establishing a relationship with Beijing AnBo Embryo Biotech Center ("AnBo Biotech Center"), a biotech research and development and embryo transfer center located in Beijing.

         Our operations are focused on developing superior livestock breeds in order to improve the quality and yield of livestock in China and the profitability of livestock operations. We initially imported embryos from Australia and the United States. We are utilizing our facilities and expertise to develop a herd of "carrier animals" in order to produce a domestic supply of embryos, eliminating our dependence on third party foreign embryo suppliers and reducing our cost of embryos. Under that program, we (1) breed, own and manage a herd of sheep on our farm and (2) purchase dairy cattle, inject our bio-engineered embryo into the "host animals", and, after birth, retain the offspring to serve as breeder stock and sell the "host animal" back to the original owner.

         We utilize our genetically engineered livestock embryos and our breeding and biotech expertise to offer a range of livestock breeding services and products, including sale of embryos, artificial insemination and embryo transplant services, both at our facilities and on-site, and related products and services designed to improve production, quality and profitability of Chinese livestock operators.

         Our initial operations focused on the production and sale of bio-engineered embryo and services targeted to sheep growers. In 2003, we expanded our operations to include the dairy cattle market.

         In late 2003, we began implementation of a mutton production and sale program focused on the processing and sale of mutton from our higher yielding, higher quality genetically-engineered stock. In implementing our mutton production and sales strategy, we utilize our farm in Inner Mongolia to raise a heard of sheep for ultimate processing and sale. Because of changes in government policy relating to plowing in Inner Mongolia, we have determined that we may have impediments to the ongoing economic use of our farm for grazing. Pending a final determination with respect to the economic viability of using our farm for grazing, we continue to carry out our mutton production and sale strategy supplemented through purchases from our clients of sheep raised from our genetically-engineered embryo, with meat processing contracted to slaughter houses and sale of processed meat to wholesale purchasers in and around Beijing. Depending on the outcome of our evaluation of the economic viability of our farm, we may attempt to sell the farm and rely on purchases of sheep from clients to support mutton production or evaluate other best-economic uses of the farm.

         Historically, our business has been highly seasonal with nearly all of our revenues being generated in the fourth quarter. While our business will remain seasonal because embryo sales occur during the fourth quarter, other periods should benefit in the future from the sale of milk and lamb meat, thereby making our overall business less seasonal.

Agricultural Genetics / Animal Husbandry Operations

         Our core operations are focused in the agricultural genetics / animal husbandry fields. Our principal objectives in our animal husbandry operations are to utilize genetic engineering to produce improved breeds of sheep and livestock with a goal of increasing food yield and reducing growing time, waste by-product and cost associated with herd management.

         Animal Husbandry in China. Spurred in part by China's entry into the World Trade Organization, the Chinese government has identified improved animal husbandry as a key to meeting the nutritional needs of its population -- the worlds' largest, minimizing the potential adverse environmental impact of its domestic agricultural industry and improving China's position in the import/export of agricultural products.

         The Chinese agricultural industry has historically lagged behind Western countries in the adoption of advanced breeding techniques. As a result, by world standards, Chinese breeding rates, size, health and meat yield have all been low and growing periods have been high. These factors have made quality meat difficult to supply within China without relying on imports, resulted in higher feed costs and waste production as a result of longer growing cycles and adversely impacted the competitive position of Chinese producers.

         By encouraging the adoption of advanced animal husbandry techniques, in particular the transplant of genetically engineered animal embryo, the Chinese government is positioning Chinese agricultural businesses to bring the quality and yield of meat production in line with world standards, improving the living standards of the Chinese people, while minimizing the environmental impact of operations and improving the industry's competitive position in world markets.

         Key markets that we have targeted in China are mutton and dairy production. China ranks first in the world in both production and consumption of mutton with 2001 production of approximately 2.55 million tons. With China's entry into the WTO and the adoption of advanced animal husbandry techniques, we believe that China can be positioned as a world leader in the production and export of high quality low-cost mutton while meeting its growing internal demand.

         Chinese dairy production and consumption has lagged substantially behind levels in Western countries. With an improving standard of living and a growing emphasis on health, milk consumption is rising in China and we expect the increase in milk consumption to accelerate. In order to meet the expected growth in demand for dairy products without relying disproportionately on imports, dairy production must be increased in China. Historical yields from China's dairy herd are believed to be approximately 50% of the yields produced by U.S. dairy herds. With the adoption of advanced animal husbandry techniques, we believe that the quality and yield of the Chinese dairy herd can be increased to Western standards allowing the Chinese dairy industry to meet the growing internal demand for dairy products while reducing the cost of production.

         Embryo Transfer and Breeding Services. Our initial commercial efforts were focused on the development and sale of embryo genetically engineered to produce stronger, larger, healthier and more nutritious sheep, and associated breeding services. In 2000, we imported 10,000 bread animal embryos out of a total of 13,000 embryos permitted to be imported by the Chinese government. We have utilized our initial embryo supply to develop a herd of high-quality breeding sheep as well as a supply of embryo for sale to clients.

         We supply our clients, consisting primarily of large commercial and government farms in China, with superior breeding stock, embryos, semen and related technology and consulting services, all designed to increase production yield and quality, reduce growing costs and increase income.

         In the fourth quarter of 2003, we expanded our embryo transfer and breeding services to include, in addition to sheep, high-yielding pure-bread dairy cattle. In our dairy cattle breeding and embryo transfer operations, we purchase dairy cattle, inject our bio-engineered embryo into the "host animals", and, after birth, retain the offspring to serve as breeder stock and sell the "host animal" back to the original owner.

         Food Production. In the fourth quarter of 2003, we commenced the production and sale of mutton. We selectively cull a portion of our genetically engineered sheep for sale to slaughterhouses for processing and sale of mutton. Animals processed for mutton sale are generally those that are not candidates for future breeding. We supplement our stock of sheep, as needed, with genetically engineered sheep purchased from our clients. We continuously evaluate our farm operations and supplies of sheep for mutton production to assure the economic viability of our meat supplies in light of changing land use regulations in China. We do not presently own slaughterhouse or processing facilities but intend to purchase such facilities in the future.

         We plan, during the fourth quarter of 2003 or the first quarter of 2004,to commence dairy production and sale from our genetically engineered herd of dairy cattle.

         Genetic Technologies. We utilize a variety of technologies for industrial embryo production and transfer, all design to produce superior breeding stock. The primary techniques we presently employ are (1) peritoneal endoscope technique, (2) vitrification freezing technique, (3) embryo splitting and cleavage ball techniques, and (4) external fertilization technique.

         -- Peritoneal Endoscope Technique. Peritoneal endoscope technique involves the collection of sheep embryo by means of peritoneal endoscopes without surgical operations. Traditional embryo collection and transfer techniques, using surgical procedures, have generally limited to four operations after which the provider is rendered useless as a result of adhesions left by the surgical procedures. We believe that the peritoneal endoscope technique, a less invasive procedure, may be used ten or more times, increasing the utilization of providers. Additionally, we believe that use of endoscopic techniques combined with deep semen deposition and frozen semen mating can markedly increase conception rates.

         -- Vitrification Freezing Technique. Vitrification is a process by which a concentrated anti-freeze solution is transformed into a transparent colloidal solid through rapid freezing. We have developed an anti-freezing protectant that enables the freezing process to be carried out at room temperature without a cooling system, increasing the efficiency of the process. Livestock implanted with a frozen fertilized ovum have been shown to produce increased pregnancy and farrowing rates.

         -- Embryo Splitting and Cleavage Ball Techniques. Embryo splitting and cleavage ball techniques involve the splitting of embryos by microsurgery or the separation of embryo cleavage balls in early cultivation before the half-embryos or separate cleavage balls develop into individuals. Newly split half-embryos have shown an average transfer rate of above 50% -- the equivalent of a 100% transfer pregnancy rate -- exceeding the average transfer rate of half-embryos of between 35% and 40%. Embryo splitting, combined with embryo sex identification, allows for better management of the male/female population of a herd.

         -- External Fertilization Technique. External fertilization technique involves the collection of ova from live farm animals, fertilization of the ova and cultivation of the fertilized ova until the ova reaches a transferable stage at which time fertilized ova is transferred to a host animal. External fertilization has been shown to increase pregnancy rates at a lower cost than internal fertilization. While pregnancy rates of externally fertilized embryo in China has been only approximately 20%, our fertilized embryo transfer pregnancy rate has been above 40%, approximately the world standard.

         Breeding Facilities. Our breeding operations are conducted on land and in facilities consisting, generally, of approximately 2.8 million acres of farmland, an embryo transfer center and a reception center and at the AnBo Biotech Center in Beijing.

         Land use rights with respect to our farm were purchased from the Chinese government for $6,000,000. Such rights extend through 2025. The farm is located in Wulagai Development Area in Inner Mongolia. The farm, one of the few naturally preserved grassland areas in China, is organized into various breeding sub-pastures. Each sub-pasture includes haciendas, stables and farm equipment such as wells, mowing machines and tractors. A supply of forage grass is reserved for winter and for snowstorms.

         The farm is equipped with a 60-kilovolt electric transmission line, telephone and transportation facilities, including a 200 kilometer road system connecting all sub-pastures. A railway station is located 80 kilometers south of the farm, facilitating distribution of products throughout China.

         Also located on the farm is a 35,000 square foot embryo transfer center including operating rooms, equipment rooms, offices, conference rooms, lecture halls and guest rooms. Substantially all research and embryo transfer operations occur in our embryo transfer center.

         A 30,000 square foot reception center at the farm serves to host customers, scientists and other guests.

         Our farm and associated facilities are believed to be adequate to meet our operating needs for the foreseeable future.

         Because of recent changes in Chinese land use regulation, we are evaluating the economic viability of the continued operations of the farm and may, if determined to be in our best economic interests, consider selling some or all of the grazing land on our farm.

         The AnBo Biotech Center is a 6,450 square foot facility located in Beijing and housing laboratory, operating and relating facilities to support advanced biotech and embryo research and development activities.

         Marketing. Sales and marketing for our animal husbandry products and services is handled by our senior management team. Our management team maintains regular communications with farm operators, meat processors and governmental agriculture officials to assure that potential clients are aware of our capabilities and services. We may evaluate the adoption of more formal marketing, advertising and sales programs as necessary in the future.

Pharmaceutical Operations

     As an adjunct to our ongoing genetic engineering research and development activities, we are undertaking efforts to develop pharmaceutical drugs for use in the treatment of thrombosis and cancer.

         Our initial proposed pharmaceutical product, known as Thrombreaker, was developed using gene-cloning techniques based on thrombin-like enzymes from adder venom. Thrombreaker is believed to have potential as an effective treatment for thrombosis, a leading cause of death.

         A second proposed pharmaceutical product under development is an anti-cancer drug utilizing enterotoxins. Using genetic recombination techniques, this product has shown potential for targeting and tumors without harming surrounding normal cells. We have filed an initial patent application in China covering anti-cancer drug.

         We do not presently have pharmaceutical manufacturing or marketing capabilities. In order for us to begin commercial pharmaceutical operations, we must, in addition to securing manufacturing and marketing capabilities, secure approval from the Chinese government to market our products as pharmaceutical drugs. China's pharmaceutical industry, and regulation thereof, is in its infancy compared to Western standards. China has substantially restructured its regulation of pharmaceuticals with the creation of a State Food and Drug Administration modeled after the U.S. FDA. Assuming adoption of a regulatory scheme similar to that of the U.S. FDA, we anticipate that introduction of any of our proposed pharmaceutical products will require exhaustive clinical trials and review by the Chinese authority, which process could take a number of years and cost millions of dollars to complete.

         In order to accelerate our entry into the pharmaceuticals market, we have conducted discussions with established pharmaceutical companies in the China with a view to a possible acquisition or alliance with one or more companies.

Potential Acquisitions

         We intend to evaluate various potential acquisitions of companies and facilities in order to expand the scope of our operations and accelerate our growth. Specifically, in addition to the potential acquisition of an established pharmaceutical company, we intend to evaluate the acquisition of companies or facilities to provide feedlot, dairy processing, slaughterhouse and meet processing, animal fattening and similar capabilities.

         We have no definitive agreements with respect to potential acquisitions and there is no assurance that we will be successful in our efforts to make any such acquisitions.

Competition

            The agriculture and pharmaceutical industries are highly competitive. While animal genetics is a relatively new field in China without any established industry leaders, with the opening of the Chinese market following admittance to the WTO, numerous companies, many of which may be significantly larger than us, and have greater financial, personnel, distribution and other resources, may enter the market and compete with us in the development and delivery of advanced animal husbandry products and services.

            In the pharmaceuticals market, numerous companies, many of which are significantly larger than us, which have greater financial, personnel, distribution and other resources than us, are more established than us and may be better able to withstand volatile market conditions, compete in the development, manufacture and marketing of thrombosis and anti-cancer and other drugs. Large internationally known companies (such as Bristol-Myers, Squibb, Novataris and Glaxo-Wellcome) are in competition with us in this industry.

            Increased competition in either or both of the agriculture and the pharmaceutical industries could have a material adverse effect on us, as our competitors may have far greater financial and other resources available to them and possess extensive manufacturing, distribution and marketing capabilities far greater than those we possess.

Intellectual Property

            We currently rely on a combination of patents, trademark, trade secret laws and contractual provisions to protect our proprietary rights in our product. As of October 17, 2003, we had applied for three Chinese patents. There can be no assurance that our applications will result in issued patents and trademarks, or that, if issued, our applications will be upheld if challenged. Further, even if granted, there can be no assurance that these patents and trademarks will provide us with any protection from competitors, or, that if they do provide any meaningful level of protection, that we will have the financial resources necessary to enforce our patent and trademark rights. In addition, there can be no assurance that others will not independently develop technologies similar to our pending patents and trademarks, or design around the pending patents. If others are able to design around the patents, our results of operations could be materially adversely affected. Further, we will have very limited, if any, protection of our proprietary rights in those jurisdictions where we have not affected any filings or where we fail to obtain protection through our filings.

            There can be no assurance that third parties will not assert intellectual property infringement claims against us in the future with respect to current or future products and technologies. We are responsible for defending against charges of infringement of third party intellectual property rights by our actions and products and such assertion may require us to refrain from the sale of our products, enter into royalty arrangements or undertake costly litigation. Further, challenges may be instituted by third parties as to the validity, enforceability and infringement of our patents.

            Our adherence to industry standards with respect to our products limits our opportunities to provide proprietary features that may be protected. In addition, the laws of various countries in which our products may be sold may not protect our products and intellectual property rights to the same extent as the laws of the United States.

Governmental Regulation

         Our business and the agriculture and pharmaceutical industries in general are subject to extensive laws and regulations, including environmental laws and regulations. As such, we may be required to make large expenditures to comply with environmental and other governmental regulations.

         Under these laws and regulations, we could be liable for personal injuries, property damage, discharge of hazardous materials, remediation and clean-up costs and other environmental damages. Failure to comply with these laws and regulations also may result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties. Moreover, these laws and regulations could change in ways that substantially increase our operating costs.

         The Chinese regulatory scheme, in general, and the regulation of the agriculture and pharmaceutical industries in particular, is not well defined and is subject to substantial uncertainty. With China's entry in the WTO, China has implemented numerous changes to its existing laws and regulations.

         Chinese laws impacting our animal husbandry operations relate primarily to health and safety regulations covering food products and environmental regulations covering waste products and other land use regulations. Food product regulations generally govern the safety of products in the food chain and the handling of those products. We believe that we are in compliance with all existing food and environmental regulations applicable to our animal husbandry operations. Because many of those regulations are new and evolving, we must continually monitor the interpretation, enforcement and modification to those regulations to assure ongoing compliance.

         Our proposed pharmaceutical operations are subject to extensive and new regulation by the Chinese government and, to the extent that we may market our pharmaceutical products outside of China, other governments. Chinese pharmaceutical regulation is evolving and subject to much uncertainty. In recent years, the Chinese government has restructured the regulation of pharmaceuticals using the U.S. FDA as a model. Under those regulations, the Chinese FDA is responsible for monitoring, and promulgating regulations with respect to, the review of clinical safety and efficacy trials, market approval of pharmaceuticals and pharmaceutical claims, good manufacturing practices, prescriptions, and similar matters. Failure to comply with any of those regulations could result in products being barred from introduction to, or removed from, the market, fines, penalties or other adverse consequences.

Employees

         As of October 17, 2003, we had 35 full-time employees, including employees performing administrative functions, animal husbandry services and farming functions. Bioscience research and related services (including pharmaceutical research and development) are performed by third parties on a contract basis. The employees are not covered by a collective bargaining agreement, and we do not anticipate that any of our future employees will be covered by such agreement.

                                   MANAGEMENT

         The following table sets forth the names, ages and offices of the present executive officers and directors of the Company. The periods during which such persons have served in such capacities are indicated in the description of business experience of such persons below.

              Name                  Age                       Position

         Jijun Wu                    67    Chairman of the Board and President
         Jiansheng Wei               51    Chief Operation Officer and Director
         XingJian Ma                 57    Chief Financial Officer
         Dr. Wenli Yu                39    Chief Technology Officer
         Shumei Pang                 48    Chief Veterinarian
         Garfield W. Hu              29    Secretary
         Dr. Thomas E. Wagner        63    Director
         Shien Zhu                   48    Director
         James Q. Wang               34    Director

         The following is a biographical summary of the business experience of the present directors and executive officers of the Company:

              Jijun Wu has served as our Chairman of the Board and President since the acquisition of Eternal Technologies Group Ltd. and Subsidiaries (the "Reorganization") in December 2002. Mr. Wu was a founder and, from March 2000 to the Reorganization, served as Chairman and President of Eternal Technologies Group Ltd. Previously, Mr. Wu served as Accountant - General of a PRC state-owned electronics company with revenues in excess of $1.5 billion and as a consultant to various multinational corporations entering the PRC market. Mr. Wu is a graduate of China Central Finance & Economics University and holds the designation of CPA in China.

              Jiansheng Wei has served as our Chief Operation Officer and a Director since the Reorganization. From March 2000 to the Reorganization, Mr. Wei served as Chief Operation Officer of Eternal Technologies Group Ltd. He has been engaged in animal husbandry practices and management for over 30 years and has been responsible for operations of several large farms in Inner Mongolia and Hebei Province. Mr. Wei holds an MBA from Tianjin Finance & Economics College.

              Xiangjian Ma has served as our Chief Financial Officer since the Reorganization. From 2000 to the Reorganization, Mr. Ma served as Chief Financial Officer of Eternal Technologies Group, Ltd. For two years prior to joining Eternal Technologies Group, Ltd., Mr. Ma served as Secretary of the Financial Department of Tianjin Electronic Instrument Corporation.

              Dr. Wenli Yu has served as our Chief Technology Officer since the Reorganization. From 2000 to the Reorganization, Dr. Yu served as Chief Technology Officer of Eternal Technologies Group Ltd. Previously, Dr. Yu served as a lead research scientist for various Chinese government agriculture projects presiding over key projects in China including: "Development and Application of Bovine/Ovine Embryo Transfer Technology", "Setting up Breeding and Production System of Purebred Beef by Embryo Biotechnology," "Establishing a State Center for Beef Breeding," and "Research on Ovine Artificial Insemination and Embryo Transfer with the Application of Endoscope." Dr. Yu has published over 20 papers in renowned professional journals, such as China Animal Husbandry, China Veterinarian Journal, and Animal Husbandry Veterinarian Journal. Dr. Yu received her Ph.D from China Agriculture University, Biology Department, and is a Research Fellow.

              Shumei Pang has served as our Chief Veterinarian since the Reorganization. From 2000 to the Reorganization, Ms. Pang served as Chief Veterinarian of Eternal Technologies Group Ltd. Previously, for 12 years, Ms. Pang was engaged in livestock epidemic prevention, nutrition control and feeding management projects of the Chinese government. She has participated in academic exchanges in Australia and New Zealand and has published over 10 theses in professional journals. Ms. Pang holds an M.A. from Tianjin Agriculture College, Veterinarian Department.

              Garfield W. Hu has served as our Secretary since the Reorganization. From 2000 to the Reorganization, Mr. Hu was employed by Eternal Technologies Group, Ltd. in various capacities and was appointed Secretary in 2001. Mr. Hu is responsible for coordination of our internal affairs and external contacts. Prior to joining Eternal Technologies Group, Mr. Hu was an instructor at Nankai University and a translator and advisor for the largest Chinese professional IT web site, yesky.com.

              Dr. Thomas E. Wagner has served as a Director since the Reorganization. Dr. Wagner is currently the Director of Oncology Research Institute at the Greenville Hospital System and Distinguished Professor of Molecular & Cellular Biology at Clemson University. He was trained in both the physical biochemistry of DNA and microbiology at Princeton and Northwestern University, where he received his PhD. He carried out research on the conformational changes in DNA associated with gene expression since the early 1970s. His lab performs studies of early development including embryonic microsurgery and contemporary molecular biology including complex RT/PCR cloning. This has led to contributions including the development of the means of producing transgenic animals in 1979, the isolation and maintenance in culture of embryo derived stem cell populations useful in transplantation biology and medicine, as well as vehicles for cell-based gene therapy in 1987 and the development of a highly efficient cytoplasmic T7 gene therapy vector in 1993. Since 1998 he has focused his efforts as Director of the Oncology Research Institute on the application of modern molecular and cellular biology to the development of new therapies for the treatment of cancer. His work has been presented in 203 publications and has produced over 30 patent applications, resulting, to date, in the issuance of eight patents on his work. Dr. Wagner is also currently Senior Examiner and Consultant, Research Grants Council, Hong Kong; Advisor and Honorary Professor of Molecular Biology, Tsing Hua University, Beijing; and Honorary Professor of Biology, National Hydrobiology Institute, Chinese Academy of Sciences, Wuhan, China.

              Shien Zhu has served as a Director since the Reorganization. Mr. Zhu, a citizen of China, is Associate Professor and Master Director, involved in post doctorate studies at Kochi University and Ehime University in Japan, he majored in the area of early embryo vitrification freezing and transfer and of mammal adoscuolation in embryo biotechnology. He invented a system of freezing and preservation, not aided by a cooling frigorimeter, which is characterized by low cost, simple operation and a high embryo survival rate. In recent years, he has written more than 40 articles that were published in international and domestic periodicals. Currently, he is undertaking vital "863" projects for China and scientific research projects under the "Ninth Five-Year Plan" period.

              James Q. Wang has served as a Director since the Reorganization. Mr. Wang founded, and serves as President of, DNS Technologies Group Inc. (Canada), an Internet technologies company involved in outsourcing between North America and Asia. Mr. Wang began his professional career as an engineer with NEC where he published a technical innovation proposal and was honored Awards of Excellence at NEC's headquarters in Tokyo. Mr. Wang was transferred to the marketing department of NEC where he was in charge of marketing and sales in eastern region of Mainland China. Mr. Wang is a Canadian citizen and received his Master of Applied Science from the University of Ottawa.

Executive Compensation

         During the three years ended December 31, 2002, no executive officer was paid compensation in excess of $100,000. Mr. Jijun Wu, who is the functional equivalent of our Chief Executive Officer, was paid compensation totaling $7,299 during 2002.

Director Compensation

         We reimburse our directors for expenses incurred in connection with attending board meetings but do not otherwise compensate our directors for serving in such capacity.

Board Committees

         We do not presently maintain an audit committee or any other committee of our board of directors. Because we do not presently maintain an audit committee, we have no audit committee financial expert.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

            We, as well as our predecessor Eternal Technologies Group Ltd., have periodically entered into transactions with various persons and/or entities that may be deemed to be affiliates. In particular, our predecessor, Eternal Technologies Group Ltd., entered into a number of transactions with Shang Jiaji, or entities controlled by Shang Jiaji. Shang Jiaji is one of our principal shareholders. All amounts that are due to or from officers, directors or affiliated parties are unsecured, interest-free and are payable on demand.

            In December 2000, Eternal Technologies Group sold 2,000 goat embryos, and related services, to China Continental, Inc. for $425,000. China Continental, in turn, implanted the embryos in 2,000 goats and, in March 2001, sold the goats for approximately $1,687,000. In 2001, China Continental sold to Eternal Technologies Group forage grass for $1,735,000. We, in turn, sold the forage grass to a third party for $1,855,000. During 2002, Eternal Technologies Group sold 3,000 goat embryos, and related services, to a subsidiary of China Continental for approximately $600,000. All sales of products to and from China Continental are believed to have been at prevailing market prices and on terms substantially identical to the terms available to, or from, third parties. Shang Jiaji is a principal shareholder of China Continental.

            In July 2000, Eternal Technologies Group acquired from Shang Jiaji a 100% interest in Willsley Company Limited ("Willsley"), including its wholly-owned subsidiary Inner Mongolia Aershan Agriculture & Husbandry Technology Co., Ltd. ("Aershan"), the operator of a sheep and livestock breeding center. The purchase price of Willsley consisted of $6,000,000 in cash. Shang Jiaji's cost basis in Willsley was $6,000,000.

            In 2002, Eternal Technologies Group entered into a series of construction contracts with companies controlled by Shang Jiaji. Payments to those companies totaled $985,530. No amounts were owing on those contracts at December 31, 2002.

            In 2001, Eternal Technologies Group entered into a contract with Towering International Trade (US) Corp, an entity controlled by Shang Jiaji, pursuant to which Towering International Trade would conduct a research and development project on behalf of Eternal Technologies Group for payments totaling $1,400,000. Payments totaling $400,000 relating to the research and development project were made to Towering International Trade during 2002. At December 31, 2002, $1,000,000 was owed to Towering International Trade and services were ongoing under the contract.

     In June 2002, we entered into an investor relations agreement with Stoneside Development Limited pursuant to which investor relations services were to be provided to us over a 24 month period. Payments for those services total $10,000 per month. Stoneside Development is controlled by Thomas L. Tedrow, one of our then principal shareholders and a former officer. In addition to the monthly payments to Stoneside Development, we paid Mr. Tedrow a one time fee of $90,000 for services in connection with the Reorganization. Total payments to Mr. Tedrow and Stoneside Development during 2002 were $160,000.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth information as of October 17, 2003, based on information obtained from the persons named below, with respect to the beneficial ownership of shares of the Company's Common Stock held by (i) each person known by the Company to be the owner of more than 5% of the outstanding shares of the Company's Common Stock, (ii) each director, (iii) each named executive officer, and (iv) all executive officers and directors as a group:

Name and Address                      Number of Shares            Percentage
of Beneficial Owner (1)               Beneficially Owned (2)      of Class
-----------------------               ----------------------      ----------

Shang Jiaji (3)                             9,190,190                 32.7%

Jijun Wu (3)                                2,205,000                  7.9%

James Q. Wang (3)                           2,182,950                  7.8%

Jiansheng Wei                               1,102,500                  3.9%

Dr. Thomas E. Wagner                          132,000                   *

Dr. Wenli Yu                                   15,000                   *

Shien Zhu                                       9,000                   *

XingJian Ma                                       100                   *

Garfield W. Hu                                      0                   --

Shumei Pang                                         0                   --

All executive officers and directors
as a group (10 persons)                     8,039,716                 28.6%
---------
*        Less than 1%.
(1) Unless otherwise indicated, each beneficial owner has both sole voting and sole investment power with respect to the shares beneficially owned by such person, entity or group. The number of shares shown as beneficially owned include all options, warrants and convertible securities held by such person, entity or group that are exercisable or convertible within 60 days of October 17, 2003.
(2) The percentages of beneficial ownership as to each person, entity or group assume the exercise or conversion of all options, warrants and convertible securities held by such person, entity or group which are exercisable or convertible within 60 days, but not the exercise or conversion of options, warrants and convertible securities held by others shown in the table.
(3) Address is Suite 04-06, 28/F, Block A Innotec Tower, 235 Nanjing Road, Heping District, Tianjin, PRC 300100.

                              SELLING SHAREHOLDERS

         The selling shareholders are the holders of 1,749,288 shares of common stock and 1,049,575 warrants purchased in September and October 2003 for $1,530,625. Pursuant to the terms of the sale of those shares and warrants, we entered into a Subscription Agreements with each of the selling shareholders wherein we agreed to register for resale the shares purchased, including the shares underlying the warrants.

         The following table sets forth the number of shares owned by each of the selling shareholders. Other than their purchase and ownership of the shares offered herein, none of the selling shareholders has had any material relationship with us within the past three years. We cannot give an estimate as to the amount of shares that will be held by the selling shareholders after completion of this offering because the selling shareholders may offer all or some of the shares and because, to our knowledge, there currently are no agreements, arrangements or understandings with respect to the sale of any of the shares. The shares offered by this prospectus may be offered from time to time by the selling shareholders named below.


                                                                          Number of
                                                                          Shares
Name and Relationship                       Number of Shares              Registered for
of Selling Shareholder                      Beneficially Owned (1)        Sale Hereby
----------------------                      ----------------------        -----------


Alpha Capital Aktiengesellschaft                     1,028,573              1,028,573
Greenwich Growth Fund Limited                          392,500                392,500
Bristol Investment Fund Ltd.                           428,573                428,573
Stonestreet LP                                         260,000                260,000
Platinum Partners Value Arbitrage Fund LP              257,144                257,144
Goldplate Investment Partners Ltd.                     171,429                171,429
Congregation Mishkan Sholom                             85,715                 85,715
Max Povolotsky                                          59,038                 59,038
Ernest Pellegrino                                       54,039                 54,039
First Montauk Financial Corp.                           43,589                 43,589
Edward Craig Pitlake                                    13,263                 13,263
Shrirang Jeurkar                                         5,000                  5,000

---------------
(1) Shares indicated as beneficially owned include all warrants held by such person, entity or group that are exercisable or convertible within 60 days of October 17, 2003. Warrants are held by each of the Selling Shareholders to purchase the following shares of common stock, which shares are included in the shares registered for sale hereby: Alpha Capital Aktiengesellschaft - 342,858; Greenwich Growth Fund Limited - 42,500; Bristol Investment Fund Limited - 142,858; Platinum Partners Value Arbitrage Fund LP - 85,715; Goldplate Investment Partners Ltd. - 57,143; Stonestreet LP - 175,000; Congregation Mishkan Sholom - 28,572; Max Povolotsky - 59,038; Ernest Pellegrino - 54,039; First Montauk Financial Corp. - 43,589; Edward Craig Pitlake - 13,263; and Shrirang Jeukar - 5,000.

                              PLAN OF DISTRIBUTION

         We are registering shares of our common stock on behalf of certain selling shareholders. We will receive no proceeds from this offering. The selling shareholders named in this prospectus or pledgees, donees, transferees or other successors-in-interest selling shares received from a named selling shareholder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus may sell some or all of the shares from time to time. REGISTRATION OF THE SHARES DOES NOT MEAN, HOWEVER, THAT THE SHARES NECESSARILY WILL BE OFFERED OR SOLD. The selling shareholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The selling shareholders may effect such transactions by selling the shares to or through broker-dealers. The shares may be sold by one or more of, or a combination of, the following:

       - a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction,

       - purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus,

       - an exchange distribution in accordance with the rules of such exchange,

       - ordinary brokerage transactions and transactions in which the broker solicits purchasers, and

       - in privately negotiated transactions.

         To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in the resales.

         The selling shareholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In such transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with selling shareholders. The selling shareholders also may sell shares short and redeliver the shares to close out such short positions. The selling shareholders may enter into option or other transactions with broker-dealers that require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The selling shareholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon a default the broker-dealer may sell the pledged shares pursuant to this prospectus.

         Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling shareholders. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the selling shareholders may be deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act of 1933 in connection with sales of the shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because selling shareholders may be deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. To our knowledge, the selling shareholders have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities.

         The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

         Under applicable rules and regulations under the Securities and Exchange Act of 1934, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, each selling shareholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling shareholders. We will make copies of this prospectus available to the selling shareholders and we have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

         We will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act upon being notified by a selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer. Such supplement will disclose:

     - the name of each such selling shareholder and of the participating broker-dealer(s),

     - the number of shares involved,

     - the price at which such shares were sold,

     - the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable,

     - that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and

     - other facts material to the transaction.

         We will bear all costs, expenses and fees in connection with the registration of the shares. The selling shareholders will bear all commissions and discounts, if any, attributable to the sales of the shares. The selling shareholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

                            DESCRIPTION OF SECURITIES

General

         Our authorized capital stock consists of 95,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share. The following summary of the material matters relating to our common stock is qualified in its entirety by reference to our certificate of incorporation and bylaws.

Common Stock

         As of October 17, 2003, there were 28,074,891 shares of our common stock outstanding.

         The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of our shareholders, including the election of directors, and do not have cumulative voting rights. Holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of legally available funds. Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to our shareholders after the payment of all our debts and other liabilities. The holders of our common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock are fully paid and nonassessable.

Preferred Stock

         Our board of directors has the authority, without further action by our shareholders, to provide for the issuance of our preferred stock in one or more series and to fix the number of shares, designations, preferences, powers and relative, participating, optional or other special rights and the qualifications or restrictions on such rights. The preferences, powers, rights and restrictions of different series of our preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and purchase funds and other matters. The issuance of a series of our preferred stock could decrease the amount of earnings and assets available for distribution to holders of our common stock or affect adversely the rights and powers, including voting rights, of the holders of our common stock, and may have the effect of delaying, deferring or preventing a change in control of us.

         As of October 17, 2003, no shares of our preferred stock were outstanding.

Warrants

         As of October 17, 2003, we had outstanding 1,049,575 warrants to purchase shares of our Common Stock. Each of the warrants is exercisable to purchase one share of Common Stock at a price of $1.34 per share. The warrants are exercisable for a period of five years with expiration dates ranging from September 4, 2008 to October 8, 2008. The warrants include certain registration rights and cashless exercise provisions.

Provisions Having Possible Anti-Takeover Effects

         Our articles of incorporation and the bylaws contain provisions that could have an anti-takeover effect. These provisions may discourage certain types of transactions that may involve an actual or threatened change of control of Eternal Technologies Group, Inc.

         Our board of directors has broad powers to fix by resolution the powers, preferences and rights of any new series of preferred stock. This power could be used to create a class of preferred stock that, because of its rights, could discourage a potential takeover. Additionally, our bylaws give the board of directors power to fill vacancies on the board, other than vacancies created by removal without cause, without shareholder approval. As a result, an incumbent board, not a potential bidder, would have control over board positions in the period between annual meetings of shareholders.

Transfer Agent

     The transfer agent for our common stock is OTC Stock Transfer, Inc., of Salt Lake City, Utah.

                                  LEGAL MATTERS

         The validity of the common stock offered hereby will be passed upon for us by Vanderkam & Associates, Houston, Texas. Hank Vanderkam, a principal of Vanderkam & Associates owns, directly or indirectly, 707,000 shares of our common stock.

                                     EXPERTS

         Our audited consolidated financial statements included in this prospectus and elsewhere in the registration statement to the extent and for the periods indicated in their reports have been audited by Thomas Leger & Co., L.L.P., independent public accountants, and are included herein in reliance upon the authority of said firm as experts giving said reports.

            On January 10, 2003, our auditors, Andersen Andersen & Strong, LC advised us that they would be unable to continue to act as our independent accounting firm.

            Andersen Andersen & Strong's audit report on our financial statements as of December 31, 2001, and for the two years ended December 31, 2001, contained no adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles although it did contain a going concern qualification.

            During our two most recent fiscal years and any subsequent interim period preceding the resignation of Andersen Andersen & Strong, there were no disagreements with Andersen Andersen & Strong on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s) if not resolved to the satisfaction of Andersen Andersen & Strong, would have caused Andersen Andersen & Strong to make reference to the subject matter of the disagreement(s) in connection with its report.

            During our two most recent fiscal years and any subsequent interim period preceding the resignation of Andersen Andersen & Strong, there have been no reportable events of the type required to be disclosed by Item 304(a)(1)(v) of Regulation S-K.

            On January 10, 2003, we engaged Thomas Leger & Co. L.L.P. as our new independent accountants. Prior to the engagement of Thomas Leger, we did not consult with such firm regarding the application of accounting principles to a specific completed or contemplated transaction, or any matter that was either the subject of a disagreement or a reportable event. Further, we did not consult with Thomas Leger regarding the type of audit opinion that might be rendered on our financial statements and no oral or written report was provided by Thomas Leger.

                       WHERE YOU CAN FIND MORE INFORMATION

         We have filed with the SEC a registration statement on Form SB-2. This prospectus, which forms a part of the registration statement, does not contain all the information included in the registration statement. Certain information is omitted and you should refer to the registration statement and its exhibits. With respect to references made in this prospectus to any of our contracts or other documents, such references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. We are required to file annual, quarterly and other information with the SEC. You may read and copy any document we file with the SEC at the SEC's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the SEC's public reference facilities by calling the SEC at 1-800-SEC-0330. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as us, that file electronically with the SEC.

         We intend to furnish each holder of our common stock annual reports containing audited financial statements and a report thereon by independent certified accountants. We will also furnish to each holder of our common stock such other reports as may be required by law.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.          Indemnification of Directors and Officers.

         As permitted by the Nevada Revised Statutes, our articles of incorporation include, subject to the limitations described below, a provision that would limit or eliminate our directors' liability for monetary damages for breaches of their fiduciary duties. A director's liability cannot be limited or eliminated for:

                  o    breaches of the duty of loyalty;

                  o acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

                  o the payment of unlawful dividends or expenditure of funds for unlawful stock purchases or redemptions; or

                  o transactions from which the director derived an improper personal benefit.

         In addition, the limitation of liability provisions may not restrict a director's liability for violation of, or otherwise relieve the corporation or its directors from, the necessity of complying with federal or state securities laws or affect the availability of nonmonetary remedies such as injunctive relief or rescission.

         Our articles of incorporation provide that we shall, to the extent legally permissible, indemnify each of our former or present directors or officers against all liabilities and expenses imposed upon or incurred by any of them in connection with, or arising out of, the defense or disposition of any action, suit or other proceeding, civil or criminal, in which he may be threatened or involved, by reason of his having been a director or officer, if it is determined that he acted in good faith and reasonably believed:

                o in the case of conduct in his official capacity on our behalf that his conduct was in our best interests;

                o in all other cases, that his conduct was not opposed to our best interests; and

                o with respect to any proceeding which is a criminal action, that he had no reasonable cause to believe his conduct was unlawful.

         The termination of any proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself be determinative of whether the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to our best interests, and, with respect to any proceeding which is a criminal action, had no reasonable cause to believe that his conduct was unlawful.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Eternal Technologies Group pursuant to the foregoing provisions, or otherwise, we are aware that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable

Item 25. Other Expenses of Issuance and Distribution.

         The following is a list of the estimated expenses to be incurred, all of which will be paid by the Registrant, in connection with the preparation and filing of this Registration Statement.

SEC Registration Fee                                      $  253.60
Printing and Engraving                                     1,000.00
Accountants' Fees and Expenses                            10,000.00
Legal Fees and Expenses                                   40,000.00
Other Offering Expenses                                      746.40
                                                        -----------

    TOTAL                                               $ 52,000.00
                                                        ===========
Item 26. Recent Sales of Unregistered Securities.

         The Registrant has sold the following securities within the past three years that were not registered under the Securities Act of 1933:

         In January 2001, we issued 7,000,000 shares of common stock to Thomas Tedrow as consideration for the acquisition of Waterford Florida, Inc.

         In December 2002, we issued an aggregate of 22,050,000 shares of common stock to the 38 shareholders of Eternal Technologies Group, Ltd. as consideration for the acquisition of Eternal Technologies Group, Ltd.

         Between March 2003 and August 2003, we issued 979,505 shares of common stock to various non-U.S. investors for $277,304.84.

         In September and October 2003, we issued 1,749,288 shares of common stock and 874,644 warrants to seven accredited investors for $1,316,643.75.

         The issuances of shares between March 2003 and August 2003 were made exclusively to foreign persons with no U.S. selling efforts pursuant to the provisions of Regulation S.

         The issuance of all other shares of our common stock described above was pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended and related state private offering exemptions. All of the investors were Accredited Investors as defined in the Securities Act who took their shares for investment purposes without a view to distribution and had access to information concerning the Company and its business prospects, as required by the Securities Act.

         In addition, there was no general solicitation or advertising for the purchase of our shares. All certificates for our shares issued pursuant to
Section 4(2) contain a restrictive legend. Finally, our stock transfer agent has been instructed not to transfer any of such shares, unless such shares are registered for resale or there is an exemption with respect to their transfer.

         Commissions in the amount of $198,981 were paid, and warrants to purchase 174,931 shares of our common stock were issued, to First Montauk Securities Corp. in connection with the issuances described above.

Item 27.  Exhibits.

        Number                   Description of Exhibit

         2.1* Exchange Agreement by and between Waterford Sterling Corporation and Eternal Technology Group Ltd. dated December 12, 2002 (incorporated by reference to Exhibit
                   2.1 to the Company's Current Report on Form 8-K dated December 12, 2002, filed with the SEC on December 18,
                   2002).

         3.1**     Articles of Incorporation.

         3.2* Articles of Amendment, dated December 31, 2002, to the Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K dated December 12, 2002, filed with the SEC on December 18, 2002).

         3.3** Bylaws of Eternal Technologies Group, Inc. adopted December 12, 2002.

         5.1** Form of Opinion and Consent of Vanderkam & Associates, regarding legality of shares issued.

         10.1* Research Contract with Shen Yang Institute of Applied Ecology of the Chinese Academy of Science. (incorporated by reference to Exhibit 10.1 to the Company's Annual
                   Report on Form 10-KSB for the year ended December 31, 2002)

         10.2* Research Contract with Tower International Trade Corp. (incorporated by reference to Exhibit 10.2 to the Company's Annual Report on Form 10-KSB for the year ended December 31, 2002)

         10.3* Purchase Agreement wtih Shang Jai Ji dated July 15, 2000 for the purchase of the Shares of Willsley Company Limited (incorporated by reference to Exhibit 10.3 to the Company's Annual Report on Form 10-KSB for the year ended December 31, 2002)

         10.4* Amendment to the Purchase Agreement with Shang Jai Ji dated July 15, 2000 for the Purchase of the Shares of Willsley Company Limited (incorporated by reference to
                 Exhibit 10.4 to the Company's Annual Report on Form 10-KSB for the year ended December 31, 2002)

         10.5** Form of Subscription Agreement relating to 2003 Placement of Common Stock.

         10.6    Form of Placement Agreement with First Montauk Securities Corp.

         10.7**  Form of Warrant Agreement.

         23.1**  Consent of Thomas Leger & Co., LLP

         23.2**  Consent of Vanderkam & Associates (included in Exhibit 5.1)
-----------------
*        Previously filed
**       Filed herewith

Item 28.  Undertakings.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         The registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

                      (i) Include any prospectus required by Section 10(a)(3) of the Act;

                      (ii) Reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

                      (iii) Include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         (2) That, for the purpose of determining any liability under the Act, each post-effective amendment to the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tianjin, China, on the 22nd day of October, 2003.

                                    ETERNAL TECHNOLOGIES GROUP, INC.


                                    By: /s/ JIJUN WU
                                        -------------------------
                                         JIJUN WU, President

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signatures                          Title                              Date


/s/ Jijun Wu         Chairman of the Board and             October 22, 2003
-------------------- President (Principal Executive
Jijun Wu             Officer)


/s/ Jiansheng Wei    Chief Operation Officer and           October 22, 2003
-------------------- Director
Jiansheng Wei

/s/ XingJian Ma      Chief Financial Officer (Principal    October 22, 2003
--------------------
XingJian Ma          Financial and Accounting Officer)

/s/ Thomas E. Wayne  Director                              October 22, 2003
--------------------
Thomas E. Wayne

/s/ Shien Zhu        Director                              October 22, 2003
--------------------
Shien Zhu

/s/ James Q. Wang    Director                              October 22, 2003
--------------------
James Q. Wang

                        ETERNAL TECHNOLOGIES GROUP, INC.
                          Index to Financial Statements


Independent Auditors Report..........................................      F-1
Balance Sheet as of December 31, 2002 and 2001.......................      F-2
Statements of Operations For the Years ended December 31, 2002
 and 2001............................................................      F-3
Statements of Shareholders' Equity For the Years Ended
 December 31, 2002 and 2001..........................................      F-4
Statements of Cash Flows For the Years Ended December 31,
 2002 and 2001.......................................................      F-5
Notes to Financial Statements........................................      F-6

Balance Sheet as of June 30, 2003 (Unaudited)........................      F-18
Statements of Loss For the Six Months Ended
 June 30, 2003 and 2002 (Unaudited)..................................      F-19
Statements of Cash Flows For the Six Months Ended
 June 30, 2003 and 2002 (Unaudited)..................................      F-20
Notes to Unaudited Financial Statements..............................      F-21

                          INDEPENDENT AUDITOR'S REPORT



To the Board of Directors and Stockholders of Eternal Technologies Group, Inc.

We have audited the accompanying consolidated balance sheets of Eternal Technologies Group Inc. (a British Virgin Islands corporation) and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the years ended December 31, 2002 and 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly in all material respects, the financial position of Eternal Technology Group, LTD. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years ended December 31, 2002 and 2001 in conformity with accounting principles generally accepted in the United States of American.

/s/ Thomas Leger and Co., LLP

Thomas Leger and Co., LLP
Houston, Texas

April 24, 2003

                ETERNAL TECHNOLOGIES GROUP INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                           DECEMBER 31, 2002 AND 2001
                             (UNITED STATES DOLLARS)

                                     ASSETS

                                                                 2002                 2001
                                                             -------------        -------------

CURRENT ASSETS
  Cash and bank balances                                      $ 7,135,559         $ 7,753,452
  Inventories                                                     232,401             285,576
  Accounts receivable                                           4,483,855           2,712,506
  Receivable due from related company                             518,212                   -
  Receivable due from
    related parties                                                     -             456,052
  Prepayments and deposits                                        146,715             164,841
                                                            --------------      --------------

TOTAL CURRENT ASSETS                                           12,516,742          11,372,427


FIXED ASSETS (net of accumulated depreciation)                  4,226,603           3,971,773
CONSTRUCTION IN PROGRESS                                        4,658,697           3,619,652
ESTIMATED FUTURE CONSTRUCTION COST UNDER CONTRACT               1,000,000           1,000,000
LAND USE RIGHTS
   (net of accumulated amortization of $558,620
   in 2002 and $310,345 in 2001)                                5,441,380           5,689,655
                                                            --------------      --------------

TOTAL ASSETS                                                $  27,843,423        $ 25,653,507
                                                            ==============      ==============
        LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
   Accounts payable for construction                          $  348,193         $ 2,557,616
   Notes payable                                                 782,733                   -
   Estimated payable for construction contracts
   not invoiced                                                1,000,000           1,000,000
   Accounts payable and accrued expenses                         711,572             273,695
   Payable to related company                                    156,265           1,715,663
   Amounts due to related parties                                291,193           1,571,745
                                                          --------------      --------------

TOTAL CURRENT LIABILITIES                                      3,289,956           7,118,719
                                                          --------------      --------------


SHAREHOLDERS' EQUITY
   Preferred shares - 5,000,000 authorized $.001 par -
      none issued                                                     -                   -
   Common shares - 95,000,000 and 50,000 shares
   authorized at $.001 and $1.00 par - 25,531,316 and
   1,000 shares issued and outstanding at December
   31, 2002 and 2001 respectively                                25,531               1,000
   Paid - in capital                                          5,825,735           6,644,071
   Retained earnings                                         18,702,201          11,889,717
                                                          --------------      --------------
TOTAL SHAREHOLDERS' EQUITY                                   24,553,467          18,534,788
                                                          --------------      --------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                 $ 27,843,423         $25,653,507
                                                          ==============      ==============

                ETERNAL TECHNOLOGIES GROUP INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
                             (UNITED STATES DOLLARS)


                                                 2002             2001
                                             ------------     -------------

SALES                                        $ 12,640,964     $ 11,446,361

COST OF SALES                                   2,752,811        3,852,386
                                             -------------    --------------

GROSS PROFIT                                    9,888,153        7,593,975


DEPRECIATION AND AMORTIZATION                     862,052          845,716

SELLING AND ADMINISTRATIVE EXPENSES             1,213,617          937,971

RESEARCH AND DEVELOPMENT COST                   1,000,000                -
                                             -------------    --------------

NET INCOME BEFORE INCOME TAXES                  6,812,484        5,810,288

INCOME TAXES                                            -                -

                                             -------------   ---------------

NET INCOME                                    $ 6,812,484      $ 5,810,288
                                             =============   ===============

EARNINGS PER SHARE
  Basic and diluted
  Net income                                      $ 0.27            $ 0.23
                                             =============   ===============

Weighted average number of common
  shares outstanding
  Basic and diluted                           25,289,600       25,531,316
                                             =============   ===============


Note
 * Number of shares outstanding the date of the merger for comparison only.

                ETERNAL TECHNOLOGIES GROUP INC. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
                             (UNITED STATES DOLLARS)


                                   Common           Common
                                   Stock            Stock          Paid - in        Retained
                                   Share            Amount         Capital         Earnings           Total
                               --------------    -------------   -------------   --------------    -------------

Balance, December 31, 2000        13,887,815       $ 138,878      $1,159,967        $ (745,762)       $ 553,083

Issuance of common stock
during 2001:
  Debts settled and expenses
  paid at $.04                     7,000,000           70,000         193,082                -          263,082
Non-temporary loss on
securities                                 -                -               -         (630,500)        (630,500)
Net change in unrealized
gain (loss) on securities                  -                -               -          200,000          200,000
Net loss year ended
December 31, 2001                          -                -               -         (784,070)        (784,070)
                               --------------    -------------   -------------   --------------    -------------
*Balance, December 31, 2001       20,887,815          208,878       1,353,049     $ (1,960,332)      $ (398,405)

Reverse split 1:6 par $.001
  December 12, 2002              (17,406,499)        (205,397)        205,397                                 -
Capitalization for merger
  December 12, 2002               22,050,000           22,050       4,267,289       13,850,049       18,139,388
Net income year ended
  December 12, 2002                        -                -               -        6,812,484        6,812,484
                               --------------    -------------   -------------   --------------    -------------
Balance December 31, 2002         25,531,316         $ 25,531      $5,825,735      $18,702,201      $24,553,467
                               ==============    =============   =============   ==============    =============


* See note 1. Organization and Principal Activities Waterford Sterling Corporation prior to merger.

                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
                             (UNITED STATES DOLLARS)



                                                           2002              2001
                                                       -------------   ---------------

CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                $6,812,484       $ 5,810,288
Adjustments to reconcile net income to
   net cash provided by operating activities:
     Depreciation and amortization                           862,052           845,716
(Increase) decrease in assets:
     Inventories                                              53,175           630,087
     Accounts receivable                                  (1,771,349)       (2,043,136)
     Receivable due from related company                    (518,212)                -
     Receivable due from related parties                     456,052           231,987
     Prepayments and deposits                                 18,126          (137,251)
Increase (decrease) in liabilities:
     Accounts payable for construction work               (2,209,423)          197,760
     Accounts payable and accrued expenses                   412,517           122,875
     Deposit for future delivery                                   -          (385,542)
     Amounts advanced by related parties                  (1,280,552)          967,765
     Account payable to related company                   (1,559,398)        1,715,663
     Estimated payable for construction                            -         1,000,000
                                                        -------------   ---------------

     Net cash provided by operating activities            1,275,472         8,956,212
                                                        -------------   ---------------

CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of fixed assets                               (854,320)         (247,260)
     Construction in progress                             (1,039,045)          (83,399)
     Estimated future construction costs                           -        (1,000,000)
                                                        -------------   ---------------

   Notes payable                                          (1,893,365)       (1,330,659)
                                                        -------------   ---------------

NET INCREASE IN CASH AND
     BANK BALANCES                                          (617,893)        7,625,553

     Cash and bank balances, beginning of period           7,753,452           127,899
                                                        -------------   ---------------

     Cash and bank balances, at end of period             $7,135,559       $ 7,753,452
                                                        =============   ===============

SUPPLEMENTARY CASH FLOWS DISCLOSURES

1. Interest paid                                                   -                 -
   Taxes paid                                                      -                 -

2. During 2002 stock was issued pursuant to an exchange agreement. The following amounts represent the non-cash portion of the transaction:

        Accrued expenses                                        $  (25,360)
        Notes payable                                             (782,733)
                                                           ----------------
                                                                $ (808,093)
                                                           ================

                ETERNAL TECHNOLOGIES GROUP INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2002
--------------------------------------------------------------------------------

NOTES

1. ORGANIZATION AND PRINCIPAL ACTIVITIES


              Pursuant to an exchange agreement, Eternal Technologies Group, Inc., ("Company") formerly known as Waterford Sterling Corporation, completed its acquisition of 100% interest of Eternal Group Limited and Subsidiaries on December 12, 2002. The Company has treated the transaction as a reverse merger for accounting purposes. Following the acquisition, the former shareholders of Eternal Technology Group Limited, a British Virgin Islands limited liability company, now own approximately 85% of the issued and outstanding common shares of Eternal Technologies Group Inc.

              Eternal Phoenix Company Limited was incorporated in the British Virgin Islands with limited liability on March 3, 2000. Pursuant to a resolution passed on June 17, 2000 Eternal Phoenix Company Limited changed its name to ETERNAL TECHNOLOGY GROUP LTD., ("Eternal"). Eternal is a holding company for investments in operating companies.

              Eternal acquired a 100% equity interest in Willsley Company Limited ("Willsley"), a company incorporated in the British Virgin Island with limited liability on May 16, 2000.

              Willsley's principal activity is investments and owns 100% interest in Inner Mongolia Aershan Agriculture & Husbandry Technology Co., Ltd ("Aershan").

              Aershan was incorporated in the People's Republic of China ("the PRC") with limited liability on July 11, 2000 and its principal activities are to run a breeding center, transplant embryos, and to propagate quality meat sheep and other livestock breeds in Inner Mongolia.

2. BASIS OF PRESENTATION

              The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America. This basis of accounting differs from that used in the statutory financial statements of the subsidiaries which are prepared in accordance with the accounting principles generally accepted in the relevant country. There were no material adjustments.

              Certain amounts in 2001 have been reclassified to permit comparison to 2002 amounts.

3. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

              Basis of consolidation
              The consolidated financial statements of the Company include the Company and its wholly owned subsidiaries. All material Intercompany balances and transactions have been eliminated.

              Economic and political risks
              The Company faces a number of risks and challenges since its main operations are in the PRC.

              Cash and cash equivalents
              The Company considers cash and cash equivalents to include cash on hand and demand deposits with banks with an original maturity of three months or less.

              The Company maintains no accounts in the United States of America. All cash and cash equivalents, approximately $7,135,559, was restricted by the Company for operations in the PRC.

              Accounts receivable
              No allowance for doubtful accounts has been established, as management believes all amounts are collectible.

              Inventory
              Inventories are measured at lower of cost and net realizable value using the first-in first-out ("FIFO") or weighted average cost formulas.

              Fixed assets and depreciation
              Fixed assets are stated at cost less accumulated depreciation. Depreciation of fixed assets is calculated on the straight-line basis to write off the cost less estimated residual value of each asset over its estimated useful life. The principal annual rates used for this purpose are as follows:

                              Buildings                           2%-4%
                              Furniture and fixtures              20%
                              Office equipment                    20%
                              Motor vehicles                      20%

              In accordance with the Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of ", the Company examines the possibility of decreases in the value of fixed assets when events or changes in circumstances reflect the fact that their recorded value may not be recoverable.

              Land lease rights and amortization
              Land lease rights in Mainland China were stated at cost less accumulated amortization. Amortization of land lease rights was calculated on the straight-line basis over the lesser of its estimated useful life or the lease term. The principal annual rate used for amortization is 2%.

              Income taxes
              Income taxes are determined under the liability method as required by Statement by Statement of Financial Accounting Standard No.109, "Accounting for Income Taxes". The Company's current operations are currently exempt from taxation.

              Foreign currency translation
              The Company maintains no accounts in currency of the United States of America.

              One of the subsidiaries maintains their books and accounts in Peoples Republic of China currency, which is called Renminbi ("RMB"). Translation of all assets and liabilities of amounts from RMB into US$ has been made at the single rate of exchange on December 31, 2002 and 2001 of US 1.00: RMB 8.30. No representation is made the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2002 or 2001 or at any other date.

              On January 1, 1994, the PRC government introduced a single rate of exchange as quoted daily by the People's Bank of China (the "Unified Exchange Rate").

              The quotation of the exchange rates does not imply free convertibility of RMB to other foreign currencies. All foreign exchange transactions continue to take place either through the Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People's Bank of China. Approval of foreign currency payments by the Bank of China or other institutions requires submitting a payment application form together with invoices, shipping documents and signed contracts.

              Revenue recognition
              Revenue from the sale of livestock, embryos, forage grasses and raw materials is recognized when the merchandise is delivered to the customer and title passes.

              Research and development
              Research and development costs are charged to operations as incurred.

              Employees' benefits
              Mandatory contributions are made to the Government's health, retirement benefit and unemployment schemes at the statutory rates in force during the period, based on gross salary payments. The cost of these payments is charged to the statement of income in the same period as the related salary cost.

              Use of estimates
              The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

              Earnings per share
              The Company has adopted SFAS No. 128, "Earnings Per Share". Under SFAS 128, basic earnings per share is computed by dividing income available to common shareholders by the weighted-average number of common shares assumed to be outstanding during the period of computation. Diluted earnings per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive.
                                      F-10

              Per share amounts and shares have been adjusted for the 6 to 1 reverse stock split on December 12, 2002.

              Recent pronouncements
              In July 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain costs Incurred in a Restructuring). SFAS 146 requires recognition of a liability for a cost associated with an exit or disposal activity when the liability is incurred, as opposed to when the entity commits to an exit plan under EITF No. 94-3. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company does not believe that the adoption of SFAS 146 will have a material effect on the Company's financial position, results of operations, or cash flows.

              In June 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations". The statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The statement is effective for the Company in fiscal 2003. The Company does not expect the adoption of SFAS 143 to have a material impact on the Company's future results of operations or financial position.

              In August 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", and the accounting and reporting provisions of APB Opinion 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and infrequently Occurring Events and Transactions", for the disposal of a segment of a business. The statement is effective for the Company in fiscal 2003. The Company does not expect the adoption of SFAS 144 to have a material impact on the Company's future results of operations or financial position.

              In April, 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements Nos. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS 145 eliminates the requirement to classify gains and losses from extinguishments of indebtedness as extraordinary, requires certain lease modifications to be treated the same as a sale-leaseback transaction, and makes other non-substantive technical corrections to existing pronouncements. SFAS 145 is effective for fiscal years beginning after May 15, 2002, with earlier adoption encouraged. The Company is required to adopt SFAS 145 effective January 2003. The Company does not believe that the adoption of SFAS 145 will have a material effect on the Company's financial position, results of operations, or cash flows.

             In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure". SFAS 148 amends SFAS 123 "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years beginning after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The Company does not expect the adoption of SFAS 148 to have a material effect on our financial position, results of operations, or cash flows.

4. FIXED ASSETS
              Fixed assets are comprised of the following at December 31:

                                                     2002             2001
                                                    -----            -----
                  Infrastructure               $     226,506    $    81,928
                  Buildings                        3,428,537      2,519,277
                  Equipment                        1,265,961      1,225,200
                  Other                              626,506        826,024
                                                 ------------    ------------
                                                   5,547,510      4,652,429
                  Accumulated Depreciation        (1,320,907)      (680,656)
                                                 ------------    ------------
                                               $   4,226,603    $ 3,971,773
                                                 ============    ============

5. NOTES PAYABLE
      Balance at December 31, 2002:

      Promissory note to Market Management LLC, due December 11, 2005, interest payments are due semi-annually commencing 180 days after
      the date of the note (December 11, 2002) at 8% per annum.         $616,753

      Promissory note to Thomas I. Tedrow due December 11, 2005, interest payments are due semi- Annually commencing 180 days after the date of the
      note (December 11, 2002) at 8% per annum.                          165,980
                                                                         -------
                                                                        $782,733

             Each of the notes listed above are repayable from the first dollars received from any proceeds of any offering subsequent to the acquisition of Eternal Technologies Group Ltd. or at the option of the Lender, convertible into post reverse split common shares at a rate equal to the mean of the high and low share price as of the first date that the shares begin trading subsequent to the acquisition.

              The Company is performing additional detailed review of all expenditures prior to the merger. The balances of the notes are subject to change pending the outcome of the review of these expenditures.

6. INCOME TAXES

              The companies operate in several jurisdictions and may be subject to taxation in those jurisdictions.

              It is management's intention to reinvest all the income attributable to the Company earned by its operations outside of the United States of America. Accordingly, no United States corporate taxes have been provided in these financial statements.

              Under current law of the British Virgin Islands, any dividends and capital gains arising form the Company's investments are not subject to income tax in the British Virgin Islands.

              Companies with operations in the Peoples Republic of China may be subject to taxes for income therein. The Income Tax Law of the Peoples Republic of China for Enterprises with Foreign Investment and Foreign Enterprises provide certain exemptions from taxation. Aershan should be exempt from taxation. Accordingly, no PRC corporate taxes have been provided in these financial statements.

7. CONCENTRATION OF CREDIT RISKS

              Financial instruments which potentially subject the Group to a concentration of credit risk principally consist of cash deposits, trade receivables, long-term receivable and the amounts due from and to directors and related companies.

                  (i) Cash deposits
                  The Group places it cash deposits with an international bank.

                  (ii) Amounts due from related companies The Company does not have a policy of requiring collateral.

                  (iii) Amounts due from and to directors (See "Additional related party balances and transactions")

8. FAIR VALUE OF FINANCIAL INSTRUMENTS

              The fair values of financial instruments are set out as follows
              (i) Cash deposits The cash deposits are stated at cost, which approximates market value.
              (ii) Trade receivables, other receivables and amounts due from directors and related companies Trade receivables, other receivables and the amounts due from related companies and directors are stated at their book value less provision for doubtful debts, which approximates the fair value.
              (iii) Accounts payable and amounts due to related companies and directors are stated at their book value which approximates their fair value.


9. CURRENT VULNERABILITY DUE TO CERTAIN CONCENTRATIONS

              The Company's operations are conducted in the PRC. Accordingly, the Company's business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC, and by the general state of the PRC economy.

              The Company's operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. The Company's results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

10. ADDITIONAL RELATED PARTY BALANCES AND TRANSACTIONS

              The Company's amounts due from/(to) directors, related parties, and related company are unsecured, interest-free and are repayable on demand. China Continental, Inc. ("CCI") is a related company. One of the Company's officers, directors and major shareholder (Shang Jia Ji) owns more than 10% of CCI and Towering International Trade (US) Corp.

              CCI acquired 2,000 goat embryos and services from Eternal for US$425,000 in December, 2000. CCI's 2,000 goats with implanted embryos were sold in March, 2001 for approximately US$1,687,000.

              CCI had sales of forage grass to Eternal for approximately US$1,735,000 during 2001. These purchases were at the same price as to third parties. The forage grass was sold to a third party for $1,855,000.

              Eternal sold 3,000 goat embryos and services to a subsidiary of CCI for approximately US$600,000 during 2002.

              Eternal acquired 100% interest in Aershan in a transaction valued at $6,000,000 from Shang Jia Ji. The $6,000,000 represents Shang Jia Ji's cost.

              Eternal entered into various construction contracts with companies controlled by Shang Jai Ji. The contracts totaled approximately $985,530. This amount was paid in full by December 31, 2002.

              The Company entered into a contract with Towering International Trade (US) Corp during 2001 for a research and development project totaling $1,400,000. No payments were made in 2001. During 2002, $400,000 was paid on this contract.

              The Company entered into an ivestor relations agreement with Stoneside Development Limited ("Stoneside"). Stoneside is controlled by Thomas L. Tedrow. The agreement is for $10,000 per month for twenty-four months commencing June 2002. Thomas L. Tedrow also received a $90,000 fee from the Company.

11. MAJOR CUSTOMERS

              The Company purchases and sells livestock whose purchases and sales exceed 10% of total purchases and sales.

                  Purchases:                          2002              2001
                                                      ----              ----
                                    Company A           -               16%
                                    Company B         40%               31%
                                    Company C           -               43%
                                    Company D         40%                 -
                  Sales:
                                    Company E         49%               84%
                                    Company F           -               16%
                                    Company G         44%                 -
12. CONTINGENCIES AND COMMITMENTS

              The Company is committed to various entities for certain research and development projects. These commitments totaled $1,600,000 and $2,600,000 at December 31, 2002 and 2001.

                ETERNAL TECHNOLOGIES GROUP INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                            JUNE 30, 2003 (UNAUDITED)
                             (UNITED STATES DOLLARS)

                                     ASSETS

                                                                  JUNE 30         December 31
                                                                   2003             2002
                                                                -----------       -----------

(Unaudited) (Audited)
CURRENT ASSETS
  Cash and bank balances                                     $ 11,727,651        $ 7,135,559
  Inventories                                                     232,401            232,401
  Accounts receivable                                                   -          4,483,855
  Receivable due from related company                             522,212            518,212
  Prepayments and deposits                                        149,607            146,715
                                                             ------------         -----------
TOTAL CURRENT ASSETS                                           12,631,871         12,516,742

FIXED ASSETS
  (net of accumulated depreciation of
  $1,623,677 in 2003 and $1,320,907 in 2002                     3,923,833          4,226,603
CONSTRUCTION IN PROGRESS                                        4,658,697          4,658,697
ESTIMATED FUTURE CONSTRUCTION COST UNDER
CONTRACT                                                        1,000,000          1,000,000
LAND USE RIGHTS
   (net of accumulated amortization of
   $682,788 in 2003 and $558,620 in 2002)                       5,317,212          5,441,380
                                                              ------------        ----------
TOTAL ASSETS                                                 $ 27,531,613        $27,843,422
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
   Accounts payable for construction                            $ 348,193        $   348,193
   Notes payable                                                  782,733            782,733
   Estimated payable for construction
contracts not invoiced                                          1,000,000          1,000,000
   Accounts payable and accrued expenses                          789,658            711,572
   Payable to related company                                     151,379            156,265
   Amounts due to related parties                                 321,583            291,193
                                                              -----------         -----------

TOTAL CURRENT LIABILITIES                                       3,393,546          3,289,956
SHAREHOLDERS' EQUITY

  Preferred shares - 5,000,000 authorized
$.001 par - none issued                                                 -                  -
   Common shares - 95,000,000 shares authorized,
   At $.001 par, 26,177,046 and 25,531,316 shares
   issued and outstanding at June 30, 2003 and
   December 31, 2002, respectively                                 26,177             25,531
   Paid - in capital                                            6,012,325          5,825,735
   Retained earnings                                           18,099,565         18,702,200
                                                             ------------        -----------
TOTAL SHAREHOLDERS' EQUITY                                     24,138,067         24,553,466
                                                             ------------        -----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                    $27,531,613        $27,843,422
                                                             ============        ===========

                ETERNAL TECHNOLOGIES GROUP INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                             (UNITED STATES DOLLARS)

                                              Three Months Ended              Six Months Ended
                                                  June 30                          June 30
                                            -----------------------        -------------------------
                                            2003               2002        2003                 2002
                                           -------            ------      ------                ------
                                         (Unaudited)        (Unaudited)(Unaudited)            (Unaudited)


SALES                                     $ 91,084           $ 240,963  $ 119,460             $ 843,373

COST OF SALES                                    -             120,481          -               436,467
                                         ---------            --------- ---------              ---------
GROSS PROFIT                                91,084             120,482    119,460               406,906

DEPRECIATION AND AMORTIZATION              213,469             288,267    426,938               436,607
RESEARCH AND DEVELOPMENT COSTS                   -                   -          -             1,000,000
SELLING AND ADMINISTRATIVE
EXPENSES                                   161,147             361,526    295,157               428,973
                                        ----------            --------- ---------             ----------
NET LOSS BEFORE INCOME TAXES              (283,532)           (529,311)  (602,635)           (1,458,674)

INCOME TAXES                                     -                   -          -                     -
                                        ----------            --------- ---------             ----------
NET LOSS                                $ (283,532)         $ (529,311) $(602,635)          $(1,458,674)
                                        ==========            ========= =========             ==========
EARNINGS PER SHARE
  Basic and diluted
  Net loss                                 $ (0.01)            $ (0.02)   $ (0.02)              $ (0.06)

Weighted average number of common
  shares outstanding
  Basic and diluted                     26,119,233          25,531,316 * 25,892,971          25,531,316
                                       =========            ============ ==========          ==========

Note
 *Number of shares outstanding the date of the merger for comparison only.

                ETERNAL TECHNOLOGIES GROUP INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND 2002
                             (UNITED STATES DOLLARS)


                                                                       June 30
                                                            ----------------------------------
                                                               2003                       2002
                                                             --------                 --------


(Unaudited) (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                $ (602,635)               $(1,458,674)
Adjustments to reconcile net income to
   net cash provided by operating activities:
     Depreciation and amortizatio                            426,938                    436,607
(Increase) decrease in assets:
     Inventories                                                   -                   (190,038)
     Accounts receivable                                   4,483,855                  1,975,904
     Receivable due from related parties                      (4,000)                    68,218
     Prepayments and deposits                                 (2,892)                    18,192
Increase (decrease) in liabilities:
     Accounts payable for construction work                        -                 (2,557,615)
     Accounts payable and accrued expenses                    78,086                     94,843
     Amounts advanced by related parties                      30,390                     64,500
     Account payable to related company                       (4,886)                (1,715,663)
                                                             --------               ------------

     Net cash provided by operating
activities                                                  4,404,856                (3,263,726)
                                                            ----------              ------------

CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of fixed assets                                       -                  (905,665)
     Construction in progress                                       -                  (639,510)
                                                             ----------             -----------
   Net cash used by investing activities                            -                (1,545,175)
                                                             ----------              -----------
CASH FLOWS FROM FINANCING ACTIVIES
    Issuance of capital shares                                187,236                     9,000
                                                             ----------              -----------
NET INCREASE IN CASH AND
     BANK BALANCES                                          4,592,092                (4,799,901)

     Cash and bank balances, beginning
of period                                                   7,135,559                 7,753,452
                                                            -----------              ------------

     Cash and bank balances, at end
of period                                                 $11,727,651                $2,953,551
                                                            ===========              ============
SUPPLEMENTARY CASH FLOWS DISCLOSURES

1. Interest paid                                                    -                         -
   Taxes paid                                                       -                         -

2. During the six months ended June 30, 2003, 645,730 shares were issued. Cost associated with the issues were $94,153.

                        ETERNAL TECHNOLOGIES GROUP, INC.
              NOTES TO CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS
                                 JUNE 30, 2003

1.       Reporting entity


              Pursuant to an exchange agreement, Eternal Technologies Group, Inc., ("Company") formerly known as Waterford Sterling Corporation, completed its acquisition of 100% interest of Eternal Group Limited and Subsidiaries on December 12, 2002. The Company has treated the transaction as a reverse merger for accounting purposes. Following the acquisition, the former shareholders of Eternal Technology Group Limited, a British Virgin Islands limited liability company, now own approximately 85% of the issued and outstanding common shares of Eternal Technologies Group Inc.

              Eternal Phoenix Company Limited was incorporated in the British Virgin Islands with limited liability on March 3, 2000. Pursuant to a resolution passed on June 17, 2000 Eternal Phoenix Company Limited changed its name to ETERNAL TECHNOLOGY GROUP LTD., ("Eternal"). Eternal is a holding company for investments in operating companies.

              Eternal acquired a 100% equity interest in Willsley Company Limited ("Willsley"), a company incorporated in the British Virgin Island with limited liability on May 16, 2000.

              Willsley's principal activity is investments and owns 100% interest in Inner Mongolia Aershan Agriculture & Husbandry Technology Co., Ltd ("Aershan").

              Aershan was incorporated in the People's Republic of China ("the PRC") with limited liability on July 11, 2000 and its principal activities are to run a breeding center, transplant embryos, and to propagate quality meat sheep and other livestock breeds in Inner Mongolia.

2. Condensed financial statements and footnotes

              The interim consolidated financial statements presented herein have been prepared by the Company and include the unaudited accounts of the Company and its subsidiaries. All significant inter-company accounts and transactions have been eliminated in the consolidation.

              These condensed financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and the instructions to Form 10-QSB and Item 310 (b) Regulation S-B. Certain information and footnote disclosures normally included in financial statements presented in accordance with generally accepted accounting principles have been condensed or omitted. The Company believes the disclosures made are adequate to make the information presented not misleading. The condensed consolidated financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 2002 and notes thereto included in the Company's Form 10-KSB.

              In the opinion of management, the unaudited condensed consolidated financial statements reflect all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position of the Company as of June 30, 2003, the results of operations for the three months ended June 30, 2003 and 2002 and the six months ended June 30, 2003 and 2003, respectively. Interim results are not necessarily indicative of full year performance because of the impact of seasonal and short-term variations.

3.       Segment reporting

               The Company currently is engaged in only one business segment.

4.       Cash
             Approximately $11,725,000 of cash is restricted by the company for use in operations in the PRC.